
PROCESSED
APR 0 6 2007
THOMSON
FINANCIAL
07049220
APR - 3 2007

INEXORABLE

Brown & Brown, Inc. 2006 Annual Report

TABLE OF CONTENTS

FINANCIAL HIGHLIGHTS

(in thousands, except per share data) [1]	2006	Percent Change	2005	2004	2003	2002
Commissions and fees [2]	$ 864,663	11.5%	$ 775,543	$ 638,267	$ 545,287	$ 452,289
Total revenues	$ 878,004	11.7%	$ 785,807	$ 646,934	$ 551,040	$ 455,742
Total expenses	$ 597,963	10.4%	$ 541,677	$ 439,985	$ 374,558	$ 321,078
Income before income taxes and minority interest	$ 280,041	14.7%	$ 244,130	$ 206,949	$ 176,482	$ 134,664
Net income	$ 172,350	14.4%	$ 150,551	$ 128,843	$ 110,322	$ 83,122
Net income per share – diluted	$ 1.22	13.0%	$ 1.08	$ 0.93	$ 0.80	$ 0.61
Weighted average number of shares outstanding – diluted	141,020	0.9%	139,776	138,888	137,794	136,086
Dividends declared per share	$ 0.2100	23.5%	$ 0.1700	$ 0.1450	$ 0.1213	$ 0.1000
Total assets	$1,807,952	12.4%	$1,608,660	$1,249,517	$ 865,854	$ 754,349
Long-term debt	$ 226,252	5.6%	$ 214,179	$ 227,063	$ 41,107	$ 57,585
Shareholders' equity [3]	$ 929,345	21.6%	$ 764,344	$ 624,325	$ 498,035	$ 391,590

(1) All share and per-share information has been restated to give effect to the two-for-one common stock split which became effective November 28, 2005.

(2) See Note 2 to Consolidated Financial Statements for information regarding business purchase transactions which impact the comparability of this information.

(3) Shareholders' equity as of December 31, 2006, 2005, 2004, 2003 and 2002 included net increases of $9,144,000, $4,446,000, $4,467,000, $4,227,000 and $2,106,000, respectively, as a result of the Company's applications of Statement of Financial Accounting Standards (SFAS) 115, "Accounting for Certain Investments in Debt and Equity Securities" and SFAS 133, "Accounting for Derivative Instruments and Hedging Activities."



455.7
551.0
646.9
785.8
878.0
02
03
04
05
06

TOTAL REVENUES
in millions of dollars



0.61
0.80
0.93
1.08
1.22
02
03
04
05
06

NET INCOME PER SHARE
in dollars



391.6
498.0
624.3
764.3
929.3
02
03
04
05
06

SHAREHOLDER EQUITY
in millions of dollars


RECEIVED
APR 0 3 2007
210


Brown
&
Brown
INSURANCE

Inexorable is a term that characterizes the mind-set at the core of the Brown & Brown organization and in each of our people. It describes the way that we attract and promote the best and the brightest in our industry and reward their hard work, the lengths that we will go to providing top-notch service to our clients, our insistence on meticulous attention to detail and our commitment to constant and consistent growth.

INEXORABLE...UNSTOPPABLE...RELENTLESS...
***we know no bounds* – and the competition knows it.**

THE PAST IS PROLOGUE: The journey to our goal has been arduous, demanding insight, ingenuity and tenacity. Now, what is to come is within our grasp – and the exhilaration intensifies.

DEAR SHAREHOLDERS,

B-40 IS IN SIGHT!!!

Our intermediate goal of achieving one billion dollars of revenue and a 40% operating profit margin (pre-tax income with interest, amortization and non-cash stock-based compensation expense added back) appears increasingly achievable. Revenues for 2006 reached $878 million.

Take note, a 15% top-line growth in 2007 would produce a billion-dollar top line by year-end! EBITDA (earnings before interest, taxes, depreciation and amortization) and operating profit margins in 2006 were 39.5% and 38.2% respectively – up nicely from the 2005 totals of 38.8% and 37.6%. When the B-40 goal was first unveiled on the front cover of the 2002 Annual Report, our top line was $455 million and our margins stood at 35%. The goal seemed overly ambitious to many at that time.

But the Brown & Brown "three yards and a cloud of dust" culture continues to deliver and deliver and deliver – *ad infinitum*.

2006 was another good year for Brown & Brown. Our top line grew from $786 million to $878 million – a 12% increase – and normalized earnings per share grew 15% before taking into account the $5.8 million paid in December 2006 in connection with our settlement with Florida regulatory authorities. Reported earnings per share increased 13%.

During the last quarter of 2005 and extending into the first quarter of 2006, it appeared that Wall Street became convinced that the catastrophic hurricane-related losses of 2004 and 2005 would result in huge reinsurance renewal price increases for all insurance companies writing property coverage in the United States. The logical result, in their view, would be a "hardening" of property


BUILT TO LAST


MXL

2002 Brown & Brown Annual Report Cover

and casualty ("P&C") insurance premiums across a very broad spectrum of the U.S. market. Following that line of reasoning, virtually all insurance intermediaries (agents and brokers) would experience rising income. As a result of this widely held point of view, and other market factors, we as well as others in our industry benefited from an upswing in stock price. When the first-quarter results for publicly traded insurance intermediaries were reported, it became apparent that P&C pricing was, in fact, going down (in many cases precipitously) in virtually all areas and sectors other than Florida and southeastern coastal property coverages. Our stock price had moved to the $33–$35 range in 2006 – but has since settled at $28–$30, based largely, in our view, on the reality of the current market pricing for P&C insurance.

Those poor souls who thought the soft side of the P&C pricing cycle would be offset for 2006 and 2007 were sorely disappointed. We believe that the P&C "soft pricing condition" is here for the next while. The positive side of this assessment is that many clients and prospects are inclined to increase coverage and/or reduce deductibles, that is, transfer more risk to the insurance carrier, when premium rates decline. Naturally, in these cases Brown & Brown then sells more insurance to existing and new accounts. So life is good!!!



Jim W. Henderson, CPCU
Vice Chairman & Chief Operating Officer

J. Hyatt Brown, CPCU, CLU
Chairman & Chief Executive Officer

Mergers and acquisitions (M&A) activity continues to be brisk with acquired annualized revenues in 2006 of approximately $56 million. The largest acquisition this past year was Delaware Valley Underwriting Agency (DVUA), a Pennsylvania-based excess and surplus lines wholesaler and public entity specialist with locations in six mid-Atlantic and northeastern states, with approximately $21 million of revenue in 2006. In another significant development in the M&A area, Paul Vredenburg rejoined Brown & Brown in October, 2006 as Director of Acquisitions. Paul brings to our firm substantial knowledge and experience in this important area, to which he will devote full-time effort. The pipeline continues to be well-populated, and we expect 2007 to be quite active with respect to acquisition candidates that fit our business model.

"Knowledge is Power" is an old proverb that carries a powerful message. In order to continue to better serve our customer base, Powell Brown and Tom Finwall formed "B&B University," our in-house insurance training program, in early 2004. The program was designed to arm our producers with a broad base of technical knowledge, and is taught by Tom Finwall, a highly successful insurance executive. In addition to its emphasis on technical coverage issues and premium calculations, the school inculcates the discipline that is so important to long-term success in our business. The results have been exceptional. In 2006, 30 graduates of this training program were among the top 100 producers of net new business out of all 647 retail producers in the Brown & Brown system – and 21 of this group of 30 had been in the business for two years or less!

In 2006, our insurance school launched its new mentor program which should be fully operational in 2007. Forty-seven profit center leaders and sales managers participated in an intense six-day mentoring course to better prepare our entry-level producers on the home front before they enlist in our "sales boot camp."

It is our intention to continue to expand the scope of this program in order to train and motivate many more highly competent, aggressive people to fuel the future success of the B&B team.

Leadership succession planning is critical to the continued growth and development of every business. It has been most gratifying for us to see the growth and development of Brown & Brown's leaders. We are especially appreciative of and sensitive to the regular recognition of those men and women who have dedicated their business lives to making Brown & Brown what it is today. Since 1961, when Hyatt was privileged to buy Brown & Brown from his father, J. Adrian Brown, the road has been tortuous, torturous and tortious – which, liberally translated, means the road is winding, the road is painful – and if you aren't careful, you might get sued! To the contrary, however, on balance, it has all been great exhilarating fun – and the beat goes on! During these 46 years we have been privileged to work with many outstanding leaders. Since 1985, Jim Henderson has been central to and part of all the major and minor decisions that have propelled this company to become the wonderful organization it is today. Two years ago, our Board of Directors, including both of us, commenced the succession planning process relative to Hyatt's announced intention of retiring from the position of Chief Executive Officer upon the occasion of his 72nd birthday in July of 2009, at which time he will have worked in the insurance business for 50 exhilarating and challenging years. Brown & Brown is blessed with an outstanding group of bright, energetic executives who essentially run their own regions within Brown & Brown – which ensured that Hyatt's successor in the position of Chief Executive Officer could be identified from within.

We first reviewed in detail with the Board a skeletal plan of succession in January of 2006. Since that time we have been refining that plan with the Board. As a result of many hours of planning and consultation with our senior leadership team and the Board of Directors, the following plan was approved by the Board of Brown & Brown at its January 2007 meeting:

• Jim Henderson has been named Vice Chairman of the Board and will continue to serve as the Company's Chief Operating Officer.

• Powell Brown has been elected President of Brown & Brown, Inc., and is expected to succeed Hyatt as Chief Executive Officer when he retires from that post in July 2009, subject to the Board's determination at that time. Powell previously held the title of Regional Executive Vice President. He will continue to be responsible for our public entity operations and a number of wholesale brokerage operations, and will assume responsibility for oversight of other operations, including Florida Intracoastal Underwriters, which administers a specialty program that offers insurance coverage for Florida condominium properties. In 2008, it is expected that Powell's duties will continue to expand as he prepares to become the Company's Chief Executive Officer. Subject to the wishes of our Board of Directors and Hyatt's continued election to the Board by our shareholders, it is Hyatt's intention to continue serving as the non-executive Chairman of the Board after he ceases being an officer of the Company in July 2009, and our succession plan contemplates Jim continuing as Vice Chairman and Chief Operating Officer and Powell serving as President and Chief Executive Officer after that time.

As of July 1, 2009, Hyatt plans to relocate his office in Daytona Beach from the fifth floor to the third floor next to the office occupied by Cory Walker, our Chief Financial Officer. He expects to continue to have an active role in mergers and acquisitions and recruitment, and from time to time help to bring in new business (which is the most fun of all!).

We feel very bullish about our succession plan and look forward to its implementation over the next two years. The entire Brown & Brown team is poised and looking forward to another banner year in 2007. Thank you for your continued support.



J. Hyatt Brown, CPCU, CLU
Chairman & Chief Executive Officer



Jim W. Henderson, CPCU
Vice Chairman & Chief Operating Officer

EARNINGS PER SHARE GROWTH
1997–2006
in dollars



.16
.20
.23
.26
.43
.61
.80
.93
1.08
1.22
97
98
99
00
01
02
03
04
05
06

INEXORABLE: Exhibiting a relentless focus on recruiting the right people, providing the right leadership and rewarding the right moves.

Growing our OWN TALENT

Brown & Brown knows that at the core, its business is about people. Prospective clients with a choice of seemingly similar options buy from the person in whom they have the most confidence. That's why building a sales force of knowledgeable, service-oriented people is critical to success in the insurance business and why recruiting, developing and rewarding the right people tops the list of priorities at Brown & Brown.

One way the Company enhances career development is through Brown & Brown University. This internal insurance school offers the equivalent of years of industry experience over the course of several intense sessions. Students get a hands-on education that equips them to effectively respond to clients and prospects, resulting in a level of performance that tops those who have not participated in the program.

Brown & Brown's decentralized organizational structure creates an environment in which entrepreneurial leaders in each market seek out the best available talent to help their teams reach the next level of performance. Each leader makes decisions based on his or her market, devising plans for every employee and maximizing potential at every position in the organization.

Atlanta Retail Profit Center Leader Bill Zimmer has a knack for selecting and mentoring people with the personality and determination to succeed. While leading the Jacksonville, Florida, office, Bill recruited Shawn Budney straight out of college, without prior insurance experience. Shawn may have been green, but with Bill's guidance he developed a talent for winning over prospects as well as a deep understanding of the insurance marketplace in the niches he pursues. Bill also recognized leadership traits in Pilar Stevens, and in 2000 she was encouraged to transition from the personal lines department into commercial sales, where she is flourishing.

This team exemplifies Brown & Brown's mentoring and talent development process. Bill, who served as the Company's CFO from 1997 to 1999, believes it is critical to give success-oriented individuals the opportunity to rise within the organization and take on new levels of responsibility. Bill brought in Susan as an Internal Audit Team Director 10 years ago. Now Susan is the Profit Center Leader of the Professional Protector Plan® for Dentists, a large and profitable part of Brown & Brown.



Susan Heath, CPA, CIC
Profit Center Leader, Professional Programs
Tampa, FL

Bill Zimmer, CPA, CIC
Retail Profit Center Leader
Atlanta, GA

INEXORABLE: Possessing an aversion to the acceptance of limits; not influenced by others' attempts to encourage mediocrity.



Ty Beba, CPCU, ARM, CIC
Retail Profit Center Leader
West Palm Beach, FL

Pattysue Rauh, CPA
Retail Profit Center Leader
Manassas, VA

Malinda Laird, CIC
Retail Profit Center Leader
Oklahoma City, OK

This is one dynamic foursome. Under Malinda's direction, Brown & Brown of Central Oklahoma grew its core operating profit over 65% in just four years. Before becoming the Manassas Profit Center Leader, Pattysue built the Daytona Beach, Florida office Employee Benefits Division into a $3.5 million business. Not even Hurricane Katrina could stop Madelyn from nearly tripling the New Orleans Hull & Co. branch's revenue in only three years. Ty went from QC Analyst to Top Producer to leading two Profit Centers in less than five years.



Madelyn Cohen, CPCU, CPIW
Wholesale Brokerage Profit Center Leader
New Orleans, LA

NO LIMITS
for those who put their shoulder to the wheel

With many companies, hardworking, dedicated and entrepreneurially minded individuals have to wait in line for promotion and the chance to contribute at a higher level. Not at Brown & Brown. Performance – not background, years of service or seniority – drives income potential and career advancement at Brown & Brown, an American Meritocracy®.

Pattysue Rauh's story offers a prime example of how Brown & Brown's system rewards hard work and dedication. Eleven years ago, Pattysue had earned a CPA designation but had no experience in the insurance industry. Jim Henderson and Charlie Lydecker talked to her about the limitless opportunity and advancement for hardworking, dedicated people – the type of person Pattysue has always been – and she decided to join the Company. With each passing year, her achievements, responsibilities and income grew. Pattysue recently stepped into the role of Profit Center Leader in Brown & Brown's Manassas, Virginia office, where she's set her sights on growing revenue and profitability as well as helping others in the organization realize the same kind of success she's enjoyed.

INEXORABLE: Unrelenting dedication to exceeding expectations; of or pertaining to the regular practice of going above and beyond the call of duty.

Our unparalleled service is outside THE BOX

Since 1939, Brown & Brown has responded to the insurance needs of businesses, individuals and public entities with a level of service that is unmatched among its industry peers. While some may treat insurance as a commodity, Brown & Brown understands that clients receive true value for their dollar when buying from someone with a thorough understanding of their needs, expansive product knowledge and the excellent carrier relationships that support top-notch service.

Brown & Brown's entrepreneurial business model attracts and rewards those who go the extra mile to win and retain clients, encouraging a personalized level of service common in smaller organizations while offering the depth of insurance products and knowledge possible only with an industry leader.

Brown & Brown has succeeded – and is poised to continue to succeed – because its people take their clients' goals seriously and, of equal import, because the Company allows its people great flexibility when it comes to helping clients meet those goals. Brown & Brown knows that agents at the local level are most in tune with clients' needs, best equipped to decide how to meet those needs and have the utmost dedication to creating and maintaining long-term client relationships.

George Schunck, Senior Vice President of Brown & Brown Empire State℠, in Syracuse, New York, views his clients' businesses as his own. "I stand in their shoes," he says. If a client doesn't have an insurance or bonding representative on staff, George will assist by attending town meetings and in general making himself available for consultation. Prospective clients sometimes tell George they don't like their insurance agent's approach. "That's a very broad and soft statement," he says. "In reality what they're looking for is someone who will give some new life to help push their business forward."

This pair knows a thing or two about going the extra mile. How does George provide service that beats the competition? Show up when others wouldn't bother, do the unexpected and, in general, do whatever it takes to help the client win business and be successful. Susan has been a licensed Property & Casualty agent/broker for over 25 years and maintains many client relationships that extend back to her earliest years in the business.



George Schunck
Syracuse, NY



Susan Rodriguez, CIC
Retail Profit Center Leader
Santa Barbara, CA

INEXORABLE: A proclivity toward continuous examination and analysis for the purpose of identifying and eliminating inefficiency or waste.



Brown & Brown
INSURANCE
Brown & Brown
SURANCE

Michele Sanders, CPA
Regional Accounting Leader
Phoenix, AZ

Dina Tristani, AAI, CIC, CPIA, CPIW
Director of Quality Control
Corporate

Mike Garguilo
Retail Profit Center Leader
Houston, TX

These pros know Brown & Brown inside and out. Since 2002, Mike has taken a lead role in making sure Brown & Brown's Houston acquisitions are successful. During the 10 years Michele has been with Brown & Brown, she helped build its Western Region, rising to Regional Accounting Manager and twice winning the Treasurer's Award for superior performance. Since Barbara, a 30-year employee, led the charge to take the Lawyer's Protector Plan® paperless, costs have dropped while efficiency has increased. As Director of Brown & Brown's Quality Control Department, Dina leads a team of 10 who are sticklers for detail in due diligence and operations.



Barbara Cantero, CPSR, CPIW, DAE
Operations Leader
B&B Protector Plans
Tampa, FL

METICULOUS

attention to detail

Brown & Brown's stringent quality control measures are key elements of its culture, protecting the interests of the Company and its stakeholders.

Brown & Brown routinely evaluates its operational effectiveness and efficiency, financial reporting and regulatory compliance with well-designed assessment questionnaires. Brown & Brown employees complete the questionnaires anonymously online, thus minimizing potential hindrances to their focus.

Analyzing processes and procedures thoroughly and regularly helps Brown & Brown uncover and address obstacles to efficiency and profitability. This protects clients from unnecessary price increases, delivers superior returns to shareholders and helps create a more secure and financially bright future for Brown & Brown's employees.

A significant additional benefit of this diligent oversight is that Brown & Brown knows its business. The Company not only knows the insurance industry inside and out, it knows the business of running a business: where every dollar goes, how profit centers measure up compared with one another and how they stack up within the industry. This knowledge empowers the Company to make the calls that improve performance, increase efficiency and enhance client satisfaction.

In 2002, operating expenses at Brown & Brown's Houston office claimed 23.5% of every revenue dollar. Retail Profit Center Leader Mike Garguilo points to the Company's detail-oriented and benchmark-focused nature to explain how his team quickly spotted, then set out to tackle out-of-line costs. By reducing expenditures in the identified areas, the operation had, by 2006, shrunk their bite out of revenue to 10%, a whopping 57% improvement.

THE RETAIL DIVISION'S total revenues grew by 5.5% in 2006.

The Retail Division operates through 104 offices in 27 states, employing over 650 licensed insurance agents, supported by experienced and knowledgeable customer service personnel. This Division offers a broad range of insurance products and services to commercial, public and quasi-public entity, professional, association and individual customers.

The year 2006 offered a mixed bag of results and experience for this Division, varying by region. Perhaps Roy Bridges, Regional Executive Vice President (responsible for offices on Florida's West Coast, and in Arkansas, Louisiana, Oklahoma and Austin, Texas) summed it up best when he called it a "*crème brûlée* market, hard on the outside (coastal areas) and extremely soft everywhere else." In the West, the challenge was to weather the dual challenges of a soft market combined with a slowdown in the residential construction sector. And, in virtually all areas, our success was, as always, dependent upon our ability to maintain strong relationships with our many insurance markets – both regional and national – and to provide our clients with the very best in service. The fact that we were successful is evidenced by the 13.1% increase in income before income taxes and a net internal growth rate of 2.5%.

Considering that market conditions were less than desirable, rate-wise, our Retail Division continued to perform at a level that is far superior to those of our competition. In fact, it is in times like these that we find our clients stepping up and increasing coverage limits and lowering deductibles to take advantage of the lower rates by moving more of their risk to the underwriting companies. The end result was that we experienced a good increase in net sales.

The Retail Division's success is a direct result of our people. In this regard, we continue to see very positive results from those members of our sales force who have "graduated" from our internal insurance school, "Brown & Brown University." The success of the school is evidenced by the fact that year in and year out since the school's inception the number of individuals achieving the upper levels of sales success – that is, membership in our National Sales Leaders Tangle B Club – continues to grow. The overall success of our agent sales force is further demonstrated by a client retention ratio that continues to reside in the mid-90% range year-to-year.

HIGHLIGHTS

During 2006 we were fortunate to have several new operations join the Brown & Brown Retail team. These new players provide us with expanded opportunities in several geographical locations and also add to our growing talent pool. These acquisitions include:

- Benefit Development Group
  Malvern, PA
- Bill Setser Insurance
  Rogers, AR
- New Century Insurance
  Scottsdale, AZ
- The Anderson Group
  Owensboro, KY



346.9
399.0
461.3
491.2
518.0
02
03
04
05
06

DIVISION TOTAL REVENUES
in millions of dollars

RETAIL OFFICE LOCATIONS

Arizona	Illinois	Nevada	Pennsylvania
Arkansas	Indiana	New Hampshire	South Carolina
California	Kentucky	New Jersey	Texas
Colorado	Louisiana	New Mexico	Virginia
Connecticut	Massachusetts	New York	Washington
Florida	Michigan	Ohio	Wisconsin
Georgia	Minnesota	Oklahoma	



59.0%
$518.0

CONTRIBUTION TO TOTAL REVENUE
dollars in millions



WA
MN
WI
MI
NY
NH
MA
CT
NJ
PA
NV
CO
IL
IN
OH
KY
VA
CA
OK
AR
AZ
NM
SC
GA
TX
LA
FL



59.7%
$516.5

CONTRIBUTION TO COMMISSIONS AND FEES
dollars in millions



78.2
98.4
113.6
128.9
145.8
02
03
04
05
06

DIVISION INCOME BEFORE INCOME TAXES
in millions of dollars

AS A DIRECT RESULT

of the efforts of our agents and their talented internal support teams, the Retail Division's 2006 net income before income taxes

grew by 13.1%.

THE NATIONAL PROGRAMS' net internal growth rate for 2006 was 8.9% excluding new acquisitions and divested business.

HIGHLIGHTS

New team members in this Division are:

- Apex Insurance Agency
  Glen Allen, VA
- Apex Insurance Services of Illinois
  Chicago, IL
- Best Practices Insurance Agency
  Dallas, TX
- Ideal Insurance Agency
  Downers Grove, IL
- Monarch Management Corporation
  Topeka, KS
- ProTexn
  Dallas, TX
- Summit Risk Services
  Hatboro, PA

The National Programs Division manages or administers more than 50 different programs, with ability to provide a broad spectrum of insurance products and services to our clients. These programs are delivered through nationwide networks of independent agents and via targeted products and services designated for specific industries, trade groups, professions, public and quasi-public entities and market niches.

During 2006, our 38-year-old specialized program for dentists, the Professional Protector Plan®, picked up two more endorsements from state dental societies, bringing the total to 20. This program continues to be the largest provider of dental professional liability insurance in the country.

Across many of our niche programs, our established expertise was rewarded as insurance carriers expanded our underwriting authority and capacity on existing programs for Real Estate Brokers Errors and Omissions (E&O) coverage and Insurance Agents' E&O coverage. In the sports and entertainment segment, new endorsed products were made available to an ever-expanding group of agents. Internal growth was augmented by new organic programs such as the Wedding Protector Plan℠ and the Fertility Insurance Program℠.

In the public entity arena, we continue to expand our presence through the acquisition of more and more very fine specialty agencies – including the acquisitions of Apex Insurance and Ideal Insurance Agency in 2006. These efforts, combined with the winning of additional public sector contracts, have this niche group performing at a very strong level.

Together with our 33-year-old Lawyer's Protector Plan® and 31-year-old Optometric Protector Plan®, as well as the condominium owners and association program available through our Florida Intracoastal Underwriters (FIU) subsidiary and specialized programs for manufacturers and distributors. These enterprises represent just a few of the special niches where we have developed strong capabilities.

NATIONAL PROGRAMS OFFICE LOCATIONS

California	Indiana	New Jersey	Virginia
Florida	Kansas	Oklahoma	Washington
Georgia	Michigan	Pennsylvania	
Illinois	Missouri	Texas	



157.4
133.9
112.1
90.4
61.1
02
03
04
05
06

DIVISION TOTAL REVENUES
in millions of dollars



WA
MI
PA
NJ
IL
IN
KS
MO
CA
VA
OK
GA
TX
FL



17.9%
$157.4

CONTRIBUTION TO TOTAL REVENUE
dollars in millions



18.2%
$157.0

CONTRIBUTION TO COMMISSIONS AND FEES
dollars in millions



48.6
38.4
33.9
31.7
26.7
02
03
04
05
06

DIVISION INCOME BEFORE INCOME TAXES
in millions of dollars

THE WHOLESALE BROKERAGE DIVISION'S core commissions and fees were **$151.3 million in 2006.**

The Wholesale Brokerage Division markets and sells wholesale excess and surplus commercial insurance and reinsurance, primarily through independent agents and brokers.

Over the past several years, Brown & Brown has had several wholesale operations of exceptional quality join our team. 2006 was no exception as Axiom Re, Delaware Valley Underwriting Agency and Excess & Surplus Lines Insurance Brokers came on board. The result is an ever-expanding ability to assist a broad range of independent insurance agents across the country in meeting the specialized coverage requirements of their clients. The majority of the business generated by this division comes from non-affiliated agents.

The specialized wholesale coverages available through our Wholesale Brokerage Division include: professional and general liability for the healthcare industry; programs for the construction industry, oilfield and marine contractors, and long-haul truckers; restaurant and liquor liability; coverages for the amateur and professional sports industries and the entertainment field in general; social services providers; and directors' and officers' liability for condominium and residential associations and other entities.

HIGHLIGHTS

Key acquisitions during 2006 included:

- **Axiom Re**
  Stoney Creek, NC
- **Delaware Valley Underwriting Agency**
  Hatboro, PA
- **Excess & Surplus Lines Insurance Brokers**
  Sherman Oaks, CA
- **High Country Insurance Managers**
  Lakewood, CO
- **Residential Underwriting Agency**
  Hatboro, PA
  Pittsburgh, PA


163.3
127.1
41.6
24.0
31.7
02
03
04
05
06

DIVISION TOTAL REVENUES
in millions of dollars

WHOLESALE BROKERAGE DIVISION OFFICE LOCATIONS

Alabama
Arizona
California
Colorado
Florida
Georgia
Hawaii
Illinois
Louisiana
Massachusetts
Montana
Nebraska
Nevada
New Jersey
New Mexico
New York
North Carolina
Oklahoma
Pennsylvania
Texas
Utah
Virginia
West Virginia


18.6%
$163.3

CONTRIBUTION TO TOTAL REVENUE
dollars in millions


MT
NY
MA
NE
PA
NJ
NV
UT
CO
IL
WV
VA
CA
OK
NC
AZ
NM
AL
GA
TX
LA
HI
FL


18.4%
$159.3

CONTRIBUTION TO
COMMISSIONS AND FEES
dollars in millions


28.3
26.9
11.1
11.3
7.0
02
03
04
05
06

DIVISION INCOME BEFORE INCOME TAXES
in millions of dollars

TOTAL REVENUES
for the Wholesale Brokerage Division in 2006
increased $36.2 million,
a 28.5% increase over 2005.

THE SERVICES DIVISION'S net internal growth rate for 2006 was **5.6%.**

HIGHLIGHTS

New team members in this Division are:

- Bridge Pointe
  Longwood, FL
- NuQuest Resources
  Longwood, FL

The Services Division is comprised of USIS, Inc., Preferred Governmental Claim Solutions (PGCS), and our newest additions, NuQuest Resources and Bridge Pointe, now known as NuQuest/Bridge Pointe. This Division provides clients with third-party claims administration and comprehensive medical utilization management services in both the workers' compensation and all-lines liability arenas, as well as Medicare set-aside services. Unlike our other segments, most of the Services Division's revenues are generated from fees, which are not generally affected by fluctuations in insurance rates.

These services provide client companies the opportunity to employ one of the quality self-funded or fully insured programs we offer. As medical insurance costs continue to climb, more and more companies are finding these services to be an effective and more economical way of responding to the benefits needs of their employees. As a result, the Services Division's client base continues to grow.

One important event for this group in 2006 was the acquisition of NuQuest Resources and Bridge Pointe. These two specialty firms provide Medicare set-aside cost projection and professional administration services to insurance payers nationally, primarily to clients within the Workers' Compensation industry. This market exists as a result of the federal government's enforcement of the Medicare Secondary Payer Statute, which is intended to ensure that Medicare will be the secondary payer of medical expenses when another primary payer is responsible. NuQuest/Bridge Pointe offers an extensive array of services to help insurance carriers, third-party administrators, self-insured employers and attorneys comply with the statute. NuQuest/Bridge Pointe's revenues is generated primarily from flat rate fees for professional services.

The total net internal growth rate for the Services Division in 2006 was 5.6%. The Services Division continues to pursue mechanisms to provide further savings for its clients.

SERVICES OFFICE LOCATIONS

Florida


FL


27.9
28.6
26.8
27.5
32.6
02
03
04
05
06

DIVISION TOTAL REVENUES
in millions of dollars

The Services Division GREW ITS REVENUE BY 18.5% in 2006.


3.7%
$32.6

CONTRIBUTION TO TOTAL REVENUE
dollars in millions


3.8%
$32.6

CONTRIBUTION TO COMMISSIONS AND FEES
dollars in millions


4.3
5.5
6.4
7.0
8.0
02
03
04
05
06

DIVISION INCOME BEFORE INCOME TAXES
in millions of dollars

BROWN & BROWN, INC. LEADERSHIP OVERVIEW

KENNETH D. KIRK
Regional President

Ken is the Western Regional President and President of Brown & Brown Insurance of Arizona and other Brown & Brown subsidiaries. He is responsible for the management and development of a substantial part of Brown & Brown's operations west of the Mississippi. Ken joined the Company in 1995, when Brown & Brown acquired his agency, Insurance West and Ken assumed responsibility for operations in Arizona.

THOMAS E. RILEY
CPA, CPCU, CMA, CIC
Regional President

Tom is Regional President responsible for Company operations in the states of Florida, Massachusetts, New Jersey and Virginia. A graduate of the University of Kentucky, he joined Brown & Brown in 1990 as Chief Financial Officer after 10 years with Ernst & Young. Since then, he has served in various executive positions, responsible for an ever-increasing number of offices. Tom was elected a Regional Executive Vice President of the Company in 2001 and Regional President in January 2005.

LINDA S. DOWNS
CPCU, AIA
Executive Vice President

Linda is Executive Vice President responsible for the Company's Leadership Development Department, Quality Control Department and Security Committee. She is also responsible for the Program Division operations in Tampa, Florida and St. Louis, Missouri. Linda joined the Company in 1980, when she started the Company's Orlando office.



C. ROY BRIDGES
CIC
Regional Executive Vice President

Roy is Regional Executive Vice President and responsible for operations on the west coast of Florida and in Arkansas, Louisiana, Oklahoma and Austin, Texas. In 1998, he was promoted to a position of regional responsibility, and in 2001, he was elected as Regional Executive Vice President. Roy serves on the boards of several banks as well as a number of nonprofit organizations.



CHARLES H. LYDECKER
CPCU, CIC, AIM
Regional Executive Vice President

Charlie is Regional Executive Vice President responsible for certain retail offices in Florida, Georgia, South Carolina, Texas and Virginia. He is a graduate of American University and since joining the Company in 1990, he has held progressively more responsible positions, most recently as head of the Company's Daytona Beach retail office.



KENNETH MASTERS
Regional Executive Vice President

Ken was elected Regional Executive Vice President in January 2007. He joined Brown & Brown in 2002 when the current CalSurance subsidiary was acquired. Ken joined CalSurance in 1994, was named President in 1999 and continues to serve as President of our CalSurance operation. In addition, he provides leadership to the Programs Division of Brown & Brown and has led the acquisition efforts of several successful program business units.



J. SCOTT PENNY
CIC
Regional Executive Vice President

Scott is Regional Executive Vice President and responsible for operations in the upper Midwest and portions of the Northeast. He joined Brown & Brown in 1989 as an Account Executive Trainee and has held progressively more responsible positions since that time. In 1994, Scott garnered Brown & Brown's coveted "Top Gun of the Year" award.





J. POWELL BROWN
CPCU

Brown & Brown's newly elected President steps into the role with roots in the business spanning more than 25 years. A Duke MBA and University of Florida graduate, Powell started out in Brown & Brown's Accounting Department while still in high school and has since built a solid résumé of varied industry experience.

After graduating from the University of Florida, Powell spent three years as a commercial lines underwriter with the Continental Insurance Company. In 1995, Jim Henderson hired Powell as a retail sales producer at Brown & Brown's Daytona Beach retail office; by the following year Powell had earned a spot in Brown & Brown's Tangle B Club for sales leaders. He subsequently served as Marketing Manager, instituting procedures during his tenure that enhanced the marketing department's effectiveness. From 1998 through 2003, Powell served as Profit Center Leader of the Company's Orlando, Florida retail office.

Powell has also earned the Chartered Property Casualty Underwriter designation.

Powell's business relationship with independent wholesale broker Tony Strianese was the catalyst for Brown & Brown's significant growth in the wholesale brokerage market when, in 1999, Powell convinced Tony to join the Company and form Peachtree Special Risk Brokers.

In 2004, Powell, in concert with Tom Finwall, formed our in-house insurance training program. Designed to provide producers with a broad base of technical knowledge, as well as the discipline needed for long-term success in the business, the program's results have been exceptional. Powell continues to oversee the program.

Powell was elected a Regional Executive Vice President in 2002, with responsibility for a number of Florida retail offices and certain wholesale brokerage units across the country. He currently serves as director and as President or in another executive capacity for certain of our subsidiaries and will maintain direct responsibility for most of the Company's wholesale brokerage operations, public entity business, the Services Division's operations and FIU.

In the community, Powell serves on the Board of Directors of the SunTrust Bank/ Central Florida and the Boggy Creek Gang, a camp for children with serious illnesses.

BOARD OF DIRECTORS AND OFFICERS

BOARD OF DIRECTORS


A
B
C
D
E
F
G
H
I
J
K

A) SAMUEL P. BELL, III, ESQ.
Partner, Pennington, Moore, Wilkinson, Bell & Dunbar, P.A.
Chairman, Compensation Committee; Finance Committee; Nominating/Corporate Governance Committee

B) HUGH M. BROWN
Founder and former President & Chief Executive Officer, BAMSI, Inc.
Audit Committee; Compensation Committee

C) TONI JENNINGS
Former Lieutenant Governor, State of Florida; Former President, Jack Jennings & Sons
Audit Committee; Compensation Committee

D) THEODORE J. HOEPNER
Former Vice Chairman, SunTrust Bank Holding Company
Chairman, Finance Committee; Audit Committee; Nominating/Corporate Governance Committee

E) JIM W. HENDERSON, CPCU
Vice Chairman & Chief Operating Officer, Brown & Brown, Inc.

F) CHILTON D. VARNER
Partner, King & Spalding, LLP
Compensation Committee; Nominating/Corporate Governance Committee

G) J. HYATT BROWN, CPCU, CLU
Chairman & Chief Executive Officer, Brown & Brown, Inc.

H) BRADLEY CURREY, JR.
Former Chairman & Chief Executive Officer, Rock-Tenn Company
Chairman, Nominating/Corporate Governance Committee; Audit Committee; Finance Committee; Compensation Committee

I) JAN E. SMITH
President, Jan Smith & Company
Chairman, Audit Committee; Compensation Committee; Finance Committee; Nominating/Corporate Governance Committee

J) JOHN R. RIEDMAN
Chairman, Riedman Corporation

K) DAVID H. HUGHES
Former Chairman, Hughes Supply, Inc.
Audit Committee; Compensation Committee

EXECUTIVE OFFICERS

J. HYATT BROWN, CPCU, CLU
Chairman & Chief Executive Officer

JIM W. HENDERSON, CPCU
Vice Chairman & Chief Operating Officer

J. POWELL BROWN, CPCU
President

KENNETH D. KIRK
Regional President

THOMAS E. RILEY, CPA, CPCU, CMA, CIC
Regional President

LINDA S. DOWNS, CPCU, AIA
Executive Vice President, Leadership Development

C. ROY BRIDGES, CIC
Regional Executive Vice President

CHARLES H. LYDECKER, CPCU, CIC, AIM
Regional Executive Vice President

KENNETH MASTERS
Regional Executive Vice President

J. SCOTT PENNY, CIC
Regional Executive Vice President

CORY T. WALKER, CPCU, CIC, ARM, CRM
Senior Vice President, Treasurer & Chief Financial Officer

LAUREL L. GRAMMIG, ESQ., CIC
Vice President, Secretary & General Counsel

RICHARD FREEBOURN, SR., CPCU, CIC
Vice President, Internal Operations

THOMAS M. DONEGAN, JR., ESQ., CIC
Vice President, Assistant Secretary & Assistant General Counsel

ROBERT W. LLOYD, ESQ., CIC
Vice President & Chief Litigation Officer

DE WILDT CHEETAH AND WILDLIFE CENTRE



The mission of the De Wildt Cheetah and Wildlife Trust is to ensure the long-term survival of predators, specifically the cheetah and wild dog, in their natural environment.

Located in Pretoria, South Africa, the De Wildt Cheetah Centre was established in 1971 with the aim of breeding endangered species. Over the years, over 750 cheetah cubs have been born at De Wildt – a dramatic contrast to the days when the cheetah population of South Africa was estimated at a mere 700.

While the cheetah project was the base from which the Centre launched its conservation efforts, it soon widened to include other rare and endangered animals such as the wild dog, brown hyena, serval, suni antelope, blue and red duiker, bontebok, riverine rabbit and vultures – including the very rare Egyptian vulture. Many of these have been successfully bred for later reintroduction into the wild, thus helping to repopulate areas where such species have disappeared or are no longer abundant.

To achieve its mission, the De Wildt Cheetah and Wildlife Trust has an extensive community outreach and education program and a strategic breeding plan. The Trust conducts research on wildlife disease and nutrition, and in South Africa it has implemented a national plan for the conservation of free-roaming cheetah. Brown & Brown is proud to be a benefactor of the De Wildt Cheetah and Wildlife Centre.

To make a donation, please contact De Wildt at cheetah@dewildt.org.za. Or mail a tax-deductible donation to the Foundation in the USA to: Carson Springs Wildlife Foundation, 25848 W. Scott Road, N. Barrington, Illinois 60010.

Index to Financials

General

The following discussion should be read in conjunction with our Consolidated Financial Statements and the related Notes to those Consolidated Financial Statements, included elsewhere in this Annual Report. All share and per share information has been restated to give effect to a two-for-one common stock split that became effective November 28, 2005.

We are a diversified insurance agency, wholesale brokerage and services organization headquartered in Daytona Beach and Tampa, Florida. Since 1993, our stated corporate objective has been to increase our net income per share by at least 15% every year. We have increased revenues from $95.6 million in 1993 (as originally stated, without giving effect to any subsequent acquisitions accounted for under the pooling-of-interests method of accounting) to $878.0 million in 2006, a compound annual growth rate of 18.6%. In the same period, we increased net income from $8.0 million (as originally stated, without giving effect to any subsequent acquisitions accounted for under the pooling-of-interests method of accounting) to $172.4 million in 2006, a compound annual growth rate of 26.6%. Since 1993, excluding the historical impact of poolings, our pre-tax margins (income before income taxes and minority interest divided by total revenues) improved in all but one year, and in that year, the pre-tax margin was essentially flat. These improvements have resulted primarily from net new business growth (new business production offset by lost business), revenues generated by acquisitions and continued operating efficiencies. Our revenue growth in 2006 was driven by: (i) net new business growth; and (ii) the acquisition of 32 agency entities and several books of business (customer accounts), generating total annualized revenues of approximately $56.4 million.

Our commissions and fees revenue is comprised of commissions paid by insurance companies and fees paid directly by customers. Commission revenues generally represent a percentage of the premium paid by the insured and are materially affected by fluctuations in both premium rate levels charged by insurance companies and the insureds' underlying "insurable exposure units," which are units that insurance companies use to measure or express insurance exposed to risk (such as property values, sales and payroll levels) so as to determine what premium to charge the insured. These premium rates are established by insurance companies based upon many factors, including reinsurance rates paid by insurance carriers, none of which we control. Beginning in 1986 and continuing through 1999, commission revenues were adversely influenced by a consistent decline in premium rates resulting from intense competition among property and casualty insurance companies for market share. This condition of a prevailing decline in premium rates, commonly referred to as a "soft market," generally resulted in flat to reduced commissions on renewal business. The effect of this softness in rates on our commission revenues was somewhat offset by our acquisitions and net new business production. As a result of increasing "loss ratios" (the comparison of incurred losses plus adjustment expenses against earned premiums) of insurance companies through 1999, there was a general increase in premium rates beginning in the first quarter of 2000 and continuing into 2003. During 2003, the increases in premium rates began to moderate, and in certain lines of insurance, premium rates decreased. In 2004, as general premium rates continued to moderate, the insurance industry experienced the worst hurricane season since 1992 (when Hurricane Andrew hit south Florida). The insured losses from the 2004 hurricane season were absorbed relatively easily by the insurance industry and the general insurance premium rates continued to soften during 2005. During the third quarter of 2005, the insurance industry experienced the worst hurricane season ever recorded. As a result of the significant losses incurred by the insurance carriers as the result of these hurricanes, the insurance premium rates in 2006 increased on coastal property, primarily in the southeastern region of the United States. In the other regions of the United States, the insurance premium rates, in general, declined during 2006.

The volume of business from new and existing insured customers, fluctuations in insurable exposure units and changes in general economic and competitive conditions further impact our revenues. For example, the increasing costs of litigation settlements and awards have caused some customers to seek higher levels of insurance coverage. Conversely, level rates of inflation or general declines in economic activity could limit increases in the values of insurable exposure units. Our revenues have continued to grow as a result of an intense focus on net new business growth and acquisitions. We anticipate that results of operations will continue to be influenced by these competitive and economic conditions in 2007.

We also earn "profit-sharing contingent commissions," which are profit-sharing commissions based primarily on underwriting results, but may also reflect considerations for volume, growth and/or retention. These commissions are primarily received in the first and second quarters of each year, based on underwriting results and other aforementioned considerations for the prior year(s). Over the last three years profit-sharing contingent commissions have averaged approximately 5.4% of the previous year's total commissions and fees revenue. Profit-sharing contingent commissions are included in our total commissions and fees in the Consolidated Statements of Income in the year received. The term "core commissions and fees" excludes profit-sharing contingent commissions and therefore represents the revenues earned directly from specific insurance policies sold, and specific fee-based services rendered. Recently, two national insurance carriers announced the replacement of the current loss-ratio based profit-sharing contingent commission calculation with a more guaranteed fixed-based methodology. The impact of such changes on our operations or financial position is not currently known.

Fee revenues are generated primarily by our Services Division, which provides insurance-related services, including third-party claims administration and comprehensive medical utilization management services in both the workers' compensation and all-lines liability arenas, as well as Medicare set-aside services. In each of the past three years, fee revenues generated by the Services Division have declined as a percentage of our total commissions and fees, from 4.0% in 2004 to 3.8% in 2006. This declining trend is anticipated to continue as the revenues from our other reportable segments grow at a faster pace.

Investment income consists primarily of interest earnings on premiums and advance premiums collected and held in a fiduciary capacity before being remitted to insurance companies. Our policy is to invest available funds in high-quality, short-term fixed income investment securities. Investment income also includes gains and losses realized from the sale of investments.

Acquisitions

During 2006, we acquired the assets and assumed certain liabilities of 32 insurance intermediary operations and several books of business (customer accounts). The aggregate purchase price was $155.9 million, including $138.7 million of net cash payments, the issuance of $3.7 million in notes payable and the assumption of $13.5 million of liabilities. These acquisitions had estimated aggregate annualized revenues of $56.4 million.

During 2005, we acquired the assets and assumed certain liabilities of 32 insurance intermediary operations and several books of business (customer accounts). The aggregate purchase price was $288.6 million, including $244.0 million of net cash payments, the issuance of $38.1 million in notes payable and the assumption of $6.5 million of liabilities. These acquisitions had estimated aggregate annualized revenues of $125.9 million.

During 2004, we acquired the assets and assumed certain liabilities of 29 insurance intermediary operations, several books of business (customer accounts) and the outstanding stock of three general insurance agencies. The aggregate purchase price was $199.3 million, including $190.6 million of net cash payments, the issuance of $1.4 million in notes payable and the assumption of $7.3 million of liabilities. These acquisitions had estimated aggregate annualized revenues of $104.1 million.

Critical Accounting Policies

Our Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We continually evaluate our estimates, which are based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. These estimates form the basis for our judgments about the carrying values of our assets and liabilities, which values are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe that, of our significant accounting policies (see "Note 1 — Summary of Significant Accounting Policies" of the Notes to Consolidated Financial Statements), the following critical accounting policies may involve a higher degree of judgment and complexity.

REVENUE RECOGNITION

Commission revenues are recognized as of the effective date of the insurance policy or the date on which the policy premium is billed to the customer, whichever is later. At that date, the earnings process has been completed, and we can reliably estimate the impact of policy cancellations for refunds and establish reserves accordingly. Management determines the policy cancellation reserve based upon historical cancellation experience adjusted by known circumstances. Subsequent commission adjustments are recognized upon notification from the insurance companies. Profit-sharing contingent commissions from insurance companies are recognized when determinable, which is when such commissions are received. Fee revenues are recognized as services are rendered.

BUSINESS ACQUISITIONS AND PURCHASE PRICE ALLOCATIONS

We have significant intangible assets that were acquired through business acquisitions. These assets consist of purchased customer accounts, noncompete agreements, and the excess of costs over the fair value of identifiable net assets acquired (goodwill). The determination of estimated useful lives and the allocation of the purchase price to the intangible assets requires significant judgment and affects the amount of future amortization and possible impairment charges.

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," all of our business combinations initiated after June 30, 2001 have been accounted for using the purchase method. In connection with these acquisitions, we record the estimated value of the net tangible assets purchased and the value of the identifiable intangible assets purchased, which typically consist of purchased customer accounts and noncompete agreements. Purchased customer accounts partially include the physical records and files obtained from acquired businesses that contain information about insurance policies, customers and other matters essential to policy renewals. However, they primarily represent the present value of the underlying cash flows expected to be received over the estimated future renewal periods of the insurance policies comprising those purchased customer accounts. The valuation of purchased customer accounts involves significant estimates and assumptions concerning matters such as cancellation frequency, expenses and discount rates. Any change in these assumptions could affect the carrying value of purchased customer accounts. Noncompete agreements are valued based on the duration and any unique features of each specific agreement. Purchased customer accounts and noncompete agreements are amortized on a straight-line basis over the related estimated lives and contract periods, which range from five to 15 years. The excess of the purchase price of an acquisition over the fair value of the identifiable tangible and intangible assets is assigned to goodwill and is no longer amortized, in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142").

INTANGIBLE ASSETS IMPAIRMENT

Effective January 1, 2002, we adopted SFAS No. 142, which requires that goodwill be subject to at least an annual assessment for impairment by applying a fair-value based test. Amortizable intangible assets are amortized over their useful lives and are subject to lower-of-cost-or-market impairment testing. SFAS No. 142 requires us to compare the fair value of each reporting unit with its carrying value to determine if there is potential impairment of goodwill. If the fair value of the reporting unit is less than its carrying value, an impairment loss would be recorded to the extent that the fair value of the goodwill within the reporting unit is less than its carrying value. Fair value is estimated based on multiples of revenues, and earnings before interest, income taxes, depreciation and amortization ("EBITDA").

Management assesses the recoverability of our goodwill on an annual basis, and of our amortizable intangibles and other long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The following factors, if present, may trigger an impairment review: (i) significant underperformance relative to historical or projected future operating results; (ii) significant negative industry or economic trends; (iii) significant decline in our stock price for a sustained period; and (iv) significant decline in our market capitalization. If the recoverability of these assets is unlikely because of the existence of one or more of the above-referenced factors, an impairment analysis is performed. Management must make assumptions regarding estimated future cash flows and other factors to determine the fair value of these assets. If these estimates or related assumptions change in the future, we may be required to revise the assessment and, if appropriate, record an impairment charge. We completed our most recent evaluation of impairment for goodwill as of November 30, 2006 and identified no impairment as a result of the evaluation.

STOCK-BASED COMPENSATION

The Company grants stock options and non-vested stock awards (previously referred to as "restricted stock") to its employees, officers and directors. Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123R, "Share-Based Payment" ("SFAS 123R"), for its stock-based compensation plans. Among other things, SFAS 123R requires that compensation expense for all share-based awards be recognized in the financial statements based upon the grant-date fair value of those awards.

RESERVES FOR LITIGATION

We are subject to numerous litigation claims that arise in the ordinary course of business. In accordance with SFAS No. 5, "Accounting for Contingencies," if it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss is estimable, an accrual for the costs to resolve these claims is recorded in accrued expenses in the accompanying Consolidated Balance Sheets. Professional fees related to these claims are included in other operating expenses in the accompanying Consolidated Statements of Income. Management, with the assistance of inside and outside counsel, determines whether it is probable that a liability has been incurred and estimates the amount of loss based upon analysis of individual issues. New developments or changes in settlement strategy in dealing with these matters may significantly affect the required reserves and impact our net income.

DERIVATIVE INSTRUMENTS

In 2002, we entered into one derivative financial instrument — an interest rate exchange agreement, or "swap" — to manage the exposure to fluctuations in interest rates on our $90 million variable rate debt. As of December 31, 2006, we maintained this swap agreement, whereby we pay a fixed rate on the notional amount to a bank and the bank pays us a variable rate on the notional amount equal to a base London InterBank Offering Rate ("LIBOR"). We have assessed this derivative as a highly effective cash flow hedge, and accordingly, changes in the fair market value of the swap are reflected in other comprehensive income. The fair market value of this instrument is determined by quotes obtained from the related counter-parties in combination with a valuation model utilizing discounted cash flows. The valuation of this derivative instrument is a significant estimate that is largely affected by changes in interest rates. If interest rates increase or decrease, the value of this instrument will change accordingly.

NEW ACCOUNTING PRONOUNCEMENTS

See Note 1 of the Notes to Consolidated Financial Statements for a discussion of the effects of the adoption of new accounting standards.

Results of Operations for the Years Ended December 31, 2006, 2005 and 2004

The following discussion and analysis regarding results of operations and liquidity and capital resources should be considered in conjunction with the accompanying Consolidated Financial Statements and related Notes.

Financial information relating to our Consolidated Financial Results is as follows (in thousands, except percentages):

	2006	Percent Change	2005	Percent Change	2004
REVENUES					
Commissions and fees	$ 823,615	11.2 %	$ 740,567	21.9 %	$ 607,615
Profit-sharing contingent commissions	41,048	17.4 %	34,976	14.1 %	30,652
Investment income	11,479	74.5 %	6,578	142.3 %	2,715
Other income, net	1,862	(49.5)%	3,686	(38.1)%	5,952
Total revenues	878,004	11.7 %	785,807	21.5 %	646,934
EXPENSES					
Employee compensation and benefits	404,891	8.0 %	374,943	19.3 %	314,221
Non-cash stock-based compensation	5,416	62.3 %	3,337	27.1 %	2,625
Other operating expenses	126,492	19.8 %	105,622	24.4 %	84,927
Amortization	36,498	9.8 %	33,245	50.1 %	22,146
Depreciation	11,309	12.4 %	10,061	12.9 %	8,910
Interest	13,357	(7.7)%	14,469	102.2 %	7,156
Total expenses	597,963	10.4 %	541,677	23.1 %	439,985
Income before income taxes	$ 280,041	14.7 %	$ 244,130	18.0 %	$ 206,949
Net internal growth rate — core commissions and fees	4.0%		3.1%		4.3%
Employee compensation and benefits ratio	46.1%		47.7%		48.6%
Other operating expenses ratio	14.4%		13.4%		13.1%
Capital expenditures	$ 14,979		$ 13,426		$ 10,152
Total assets at December 31	$1,807,952		$1,608,660		$1,249,517

COMMISSIONS AND FEES

Commissions and fees revenue, including profit-sharing contingent commissions, increased 11.5% in 2006, 21.5% in 2005 and 17.1% in 2004. Profit-sharing contingent commissions increased $6.1 million to $41.0 million in 2006, primarily as a result of a better than average year for insurance companies' loss ratios. Core commissions and fees revenue increased 4.0% in 2006, 3.1% in 2005 and 4.3% in 2004, when excluding commissions and fees revenue generated from acquired operations and also from divested operations. The 2006 results reflect the continued moderation of the insurance premium rate growth that began in 2004 in most regions of the United States, but offset by increases in the insurance premium rates for coastal property in the southeastern United States.

INVESTMENT INCOME

Investment income increased to $11.5 million in 2006, compared with $6.6 million in 2005 and $2.7 million in 2004. The increases in 2006 over 2005, and 2005 over 2004 were primarily the result of higher investment yields earned each sequential year along with higher average available cash balances for each successive year.

OTHER INCOME, NET

Other income consists primarily of gains and losses from the sale and disposition of assets. In 2006, gains of $1.1 million were recognized from the sale of customer accounts as compared with $2.7 million and $4.8 million in 2005 and 2004, respectively. Although we are not in the business of selling customer accounts, we periodically will sell an office or a book of business (one or more customer accounts) that does not produce reasonable margins or demonstrate a potential for growth. For these reasons, in 2004, we sold all four of our retail offices in North Dakota and our sole remaining operation in the medical third-party administration services business.

EMPLOYEE COMPENSATION AND BENEFITS

Employee compensation and benefits increased approximately 8.0% in 2006, 19.3% in 2005 and 17.1% in 2004, primarily as a result of acquisitions and an increase in commissions paid on net new business. Employee compensation and benefits as a percentage of total revenues were 46.1% in 2006, 47.7% in 2005 and 48.6% in 2004, reflecting a gradual improvement in personnel efficiencies as revenues grow. We had 4,733 full-time equivalent employees at December 31, 2006, compared with 4,540 at December 31, 2005 and 3,960 at December 31, 2004.

NON-CASH STOCK-BASED COMPENSATION

The Company grants stock options and non-vested stock awards to its employees, officers and directors. Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123R, Share-Based Payment ("SFAS 123R"), for its stock-based compensation plans. Among other things, SFAS 123R requires that compensation expense for all share-based awards be recognized in the financial statements based upon the grant-date fair value of those awards.

Prior to January 1, 2006, the Company accounted for stock-based compensation using the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB No. 25"), and related interpretations, and disclosure requirements established by SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), as amended by SFAS No. 148, Accounting for Stock-Based Compensation-Transitions and Disclosures ("SFAS 148").

Under APB No. 25, no compensation expense was recognized for either stock options issued under the Company's stock compensation plans or for stock purchased under the Company's 1990 Employee Stock Purchase Plan ("ESPP"). The pro forma effects on net income and earnings per share for stock options and ESPP awards were instead disclosed in a footnote to the financial statements. Compensation expense was previously recognized for awards of non-vested stock, based upon the market value of the common stock on the date of award, on a straight-line basis over the requisite service period with the effect of forfeitures recognized as they occurred. As such the 2005 and 2004 non-cash stock-based compensation expense of $3.3 million and $2.6 million, respectively, were solely related to the Performance Stock Plan ("PSP") grants under APB 25.

For 2006, the non-cash stock-based compensation under SFAS 123R incorporates costs related to each of our three stock-based plans as explained in Note 11 to the consolidated financial statements. The $5.4 million expense in 2006 consisted of $1.9 million related to the PSP plan, $0.5 million related to the limited amount of incentive stock options issued and the remaining $3.0 million relates to the ESPP.

OTHER OPERATING EXPENSES

As a percentage of total revenues, other operating expenses increased to 14.4% in 2006 from 13.4% in 2005 and 13.1% in 2004. Legal and professional fee expenses increased $1.7 million in 2006 over the amount expended in 2005, which in turn was $4.4 million greater than what was expended in 2004. The increase in legal and professional fee expenses was primarily the result of the various ongoing investigations and litigation relating to agent and broker compensation, including profit-sharing contingent commissions, by state regulators and, to a lesser extent, by the requirements of compliance with the Sarbanes-Oxley Act of 2002. Additionally, in 2006 a total of $5.8 million was paid to State of Florida regulatory authorities and other parties, which concluded the State of Florida's investigation of compensation paid to us (See Note 13). Excluding the impact of these increased legal and professional fee expenses and settlement payments, other operating expenses declined as a percentage of total revenues each year from 2004 to 2006, which is attributable to the effective cost containment measures brought about by our initiative designed to identify areas of excess expense. This decrease is also due to the fact that, in a net internal revenue growth environment, certain significant other operating expenses such as office rent, office supplies, data processing, and telephone costs, increase at a slower rate than commissions and fees revenue during the same period.

AMORTIZATION

Amortization expense increased $3.3 million, or 9.8% in 2006, $11.1 million, or 50.1% in 2005, and $4.7 million, or 26.8% in 2004. The increases in 2006 and 2005 were due to the amortization of additional intangible assets as a result of acquisitions completed in those years.

DEPRECIATION

Depreciation increased 12.4% in 2006, 12.9% in 2005 and 8.6% in 2004. These increases were primarily due to the purchase of new computers, related equipment and software, and the depreciation of fixed assets associated with acquisitions completed in those years.

INTEREST EXPENSE

Interest expense decreased $1.1 million, or 7.7%, in 2006 over 2005 as a result of lower average debt balances due to the normal quarterly principal payments. Interest expense increased $7.3 million, or 102.2%, in 2005 and $3.5 million or 97.5% in 2004 as a result of the funding of $200 million of unsecured senior notes in the third quarter of 2004.

INCOME TAXES

The effective tax rate on income from operations was 38.5% in 2006, 38.3% in 2005 and 37.7% in 2004. The higher effective tax rate in 2006 and 2005, compared with 2004, was primarily the result of increased amounts of business conducted in states having higher state tax rates.

Results of Operations — Segment Information

As discussed in Note 16 of the Notes to Consolidated Financial Statements, we operate in four reportable segments: the Retail, National Programs, Wholesale Brokerage and Services Divisions. On a divisional basis, increases in amortization, depreciation and interest expenses are the result of acquisitions within a given division in a particular year. Likewise, other income in each division primarily reflects net gains on sales of customer accounts and fixed assets. As such, in evaluating the operational efficiency of a division, management places emphasis on the net internal growth rate of core commissions and fees revenue, the gradual improvement of the ratio of total employee compensation and benefits to total revenues, and the gradual improvement of the ratio of other operating expenses to total revenues.

The internal growth rates for our core commissions and fees for the three years ended December 31, 2006, 2005 and 2004, by divisional units are as follows (in thousands, except percentages):

2006

	For the years ended December 31,					
	2006	2005	Total Net Change	Total Net Growth %	Less Acquisition Revenues	Internal Net Growth %
Florida retail	$175,885	$155,741	$20,144	12.9 %	$ 493	12.6 %
National retail	206,661	198,033	8,628	4.4 %	11,417	(1.4)%
Western retail	103,222	103,951	(729)	(0.7)%	4,760	(5.3)%
Total retail[1]	485,768	457,725	28,043	6.1 %	16,670	2.5 %
Professional programs	40,867	41,930	(1,063)	(2.5)%	43	(2.6)%
Special programs	113,141	90,933	22,208	24.4 %	9,255	14.2 %
Total national programs	154,008	132,863	21,145	15.9 %	9,298	8.9 %
Wholesale brokerage	151,278	120,889	30,389	25.1 %	25,616	3.9 %
Services	32,561	26,565	5,996	22.6 %	4,496	5.6 %
Total core commissions and fees	$823,615	$738,042	$85,573	11.6 %	$56,080	4.0 %

(1) The Retail segment includes commissions and fees reported in the "Other" column of the Segment Information in Note 16 which includes corporate and consolidation items.

The reconciliation of the above internal growth schedule to the total Commissions and Fees included in the Consolidated Statements of Income for the years ended December, 2006 and 2005 is as follows (in thousands, except percentages):

	For the years ended December 31,	
	2006	2005
Total core commissions and fees	$823,615	$738,042
Contingent commissions	41,048	34,976
Divested business	—	2,525
Total commission and fees	$864,663	$775,543

2005

	For the years ended December 31,					
	2005	2004	Total Net Change	Total Net Growth %	Less Acquisition Revenues	Internal Net Growth %
Florida retail	$155,973	$140,895	$ 15,078	10.7 %	$ 5,694	6.7 %
National retail	201,112	182,098	19,014	10.4 %	20,540	(0.8)%
Western retail	104,879	107,529	(2,650)	(2.5)%	2,699	(5.0)%
Total retail[1]	461,964	430,522	31,442	7.3 %	28,933	0.6 %
Professional programs	41,861	42,463	(602)	(1.4)%	715	(3.1)%
Special programs	89,288	66,601	22,687	34.1 %	17,155	8.3 %
Total national programs	131,149	109,064	22,085	20.2 %	17,870	3.9 %
Wholesale brokerage	120,889	38,080	82,809	217.5 %	73,317	24.9 %
Services	26,565	24,334	2,231	9.2 %	—	9.2 %
Total core commissions and fees	$740,567	$602,000	$138,567	23.0 %	$120,120	3.1 %

(1) The Retail segment includes commissions and fees reported in the "Other" column of the Segment Information in Note 16 which includes corporate and consolidation items.

The reconciliation of the above internal growth schedule to the total Commissions and Fees included in the Consolidated Statements of Income for the years ended December, 2005 and 2004 is as follows (in thousands, except percentages):

	For the years ended December 31,	
	2005	2004
Total core commissions and fees	$740,567	$602,000
Contingent commissions	34,976	30,652
Divested business	—	5,615
Total commission and fees	$775,543	$638,267

2004

	For the years ended December 31,					
	2004	2003	Total Net Change	Total Net Growth %	Less Acquisition Revenues	Internal Net Growth %
Florida retail	$139,517	$131,845	$ 7,672	5.8%	$ 724	5.3 %
National retail	183,666	134,492	49,174	36.6%	50,039	(0.6)%
Western retail	108,922	95,814	13,108	13.7%	9,124	4.2 %
Total retail[1]	432,105	362,151	69,954	19.3%	59,887	2.8 %
Professional programs	42,462	37,714	4,748	12.6%	2,400	6.2 %
Special programs	68,618	47,881	20,737	43.3%	19,191	3.2 %
Total national programs	111,080	85,595	25,485	29.8%	21,591	4.5 %
Wholesale brokerage	37,929	27,092	10,837	40.0%	7,006	14.1 %
Services	25,062	21,321	3,741	17.5%	—	17.5 %
Total core commissions and fees	$606,176	$496,159	$110,017	22.2%	$88,484	4.3 %

(1) The Retail segment includes commissions and fees reported in the "Other" column of the Segment Information in Note 16 which includes corporate and consolidation items.

The reconciliation of the above internal growth schedule to the total Commissions and Fees included in the Consolidated Statements of Income for the years ended December, 2004 and 2003 is as follows (in thousands, except percentages):

	For the years ended December 31,	
	2004	2003
Total core commissions and fees	$606,176	$496,159
Contingent commissions	30,652	32,534
Divested business	1,439	16,594
Total commission and fees	$638,267	$545,287

RETAIL DIVISION

The Retail Division provides a broad range of insurance products and services to commercial, public and quasi-public entity, professional and individual insured customers. More than 96% of the Retail Division's commissions and fees revenue are commission-based. Since the majority of our other operating expenses do not change as premiums fluctuate, we believe that most of any fluctuation in the commissions that we receive will be reflected in our pre-tax income. The Retail Division's commissions and fees revenue accounted for 71.8% of our total consolidated commissions and fees revenue in 2004 but declined to 59.7% in 2006, mainly due to continued acquisitions in the National Programs and Wholesale Brokerage Divisions.

Financial information relating to Brown & Brown's Retail Division is as follows (in thousands, except percentages):

	2006	Percent Change	2005	Percent Change	2004
REVENUES					
Commissions and fees	$ 486,419	5.5 %	$ 461,236	6.8 %	$431,767
Profit-sharing contingent commissions	30,070	6.1 %	28,330	8.3 %	26,169
Investment income	139	(12.6)%	159	(72.0)%	567
Other income, net	1,361	(7.9)%	1,477	(48.1)%	2,845
Total revenues	517,989	5.5 %	491,202	6.5 %	461,348
EXPENSES					
Employee compensation and benefits	242,469	4.0 %	233,124	3.4 %	225,438
Non-cash stock-based compensation	2,976	35.4 %	2,198	37.5 %	1,599
Other operating expenses	82,966	2.3 %	81,063	4.2 %	77,780
Amortization	19,305	(0.3)%	19,368	26.5 %	15,314
Depreciation	5,621	(0.4)%	5,641	(1.6)%	5,734
Interest	18,903	(9.7)%	20,927	(4.2)%	21,846
Total expenses	372,240	2.7 %	362,321	4.2 %	347,711
Income before income taxes	$ 145,749	13.1 %	$ 128,881	13.4 %	$113,637
Net internal growth rate — core commissions and fees	2.5%		0.6%		2.8%
Employee compensation and benefits ratio	46.8%		47.5%		48.9%
Other operating expenses ratio	16.0%		16.5%		16.9%
Capital expenditures	$ 5,952		$ 6,186		$ 5,568
Total assets at December 31	$1,103,107		$1,002,781		$843,823

The Retail Division's total revenues in 2006 increased $26.8 million to $518.0 million, a 5.5% increase over 2005. Of this increase, approximately $16.7 million related to core commissions and fees revenue from acquisitions for which there were no comparable revenues in 2005. The remaining increase was primarily due to net new business growth. The Retail Division's net internal growth rate in core commissions and fees revenue was 2.5% in 2006, excluding revenues recognized in 2006 from new acquisitions and the 2005 commissions and fees revenue from divested business. The net internal growth rate of core commissions and fees revenue for the Retail Division in 2005 was 0.6%. The increase in the net internal growth rate from core commission and fees from 2005 to 2006 primarily reflects increased premium rates for coastal property in the southeastern part of the United States, but offset by lower insurance premium rates in most other parts of the country.

Income before income taxes in 2006 increased $16.9 million to $145.7 million, a 13.1% increase over 2005. This increase was due to revenues from acquisitions, a positive net internal growth rate and the continued focus on holding our general expense growth rate to a lower percentage than our revenue growth rate.

The Retail Division's total revenues in 2005 increased $29.9 million to $491.2 million, a 6.5% increase over 2004. Of this increase, approximately $28.9 million related to core commissions and fees revenue from acquisitions for which there were no comparable revenues in 2004. The remaining increase was primarily due to net new business growth. The Retail Division's net internal growth rate in core commissions and fees revenue was 0.6% in 2005, excluding revenues recognized in 2005 from new acquisitions and the 2004 commissions and fees revenue from divested business. The net internal growth rate of core commissions and fees revenue for the Retail Division in 2004 was 2.8%. The decline in the net internal growth rate from core commissions and fees revenue from 2004 to 2005 primarily reflects the softening of insurance premium rates during that period.

Income before income taxes in 2005 increased $15.2 million to $128.9 million, a 13.4% increase over 2004. This increase was due to revenues from acquisitions, a positive net internal growth rate and the continued focus on holding our general expense growth rate to a lower percentage than our revenue growth rate.

NATIONAL PROGRAMS DIVISION

The National Programs Division is comprised of two units: Professional Programs, which provides professional liability and related package products for certain professionals delivered through nationwide networks of independent agents; and Special Programs, which markets targeted products and services designated for specific industries, trade groups, public and quasi-public entities and market niches. Like the Retail Division, the National Programs Division's revenues are primarily commission-based.

Financial information relating to our National Programs Division is as follows (in thousands, except percentages):

	2006	Percent Change	2005	Percent Change	2004
REVENUES					
Commissions and fees	$154,008	17.4 %	$131,149	18.1%	$111,080
Profit-sharing contingent commissions	2,988	49.5 %	1,998	141.6%	827
Investment income	432	17.7 %	367	164.0%	139
Other income, net	20	(95.2)%	416	804.3%	46
Total revenues	157,448	17.6 %	133,930	19.5%	112,092
EXPENSES					
Employee compensation and benefits	60,692	11.9 %	54,238	19.8%	45,278
Non-cash stock-based compensation	523	45.7 %	359	52.8%	235
Other operating expenses	26,014	27.4 %	20,414	23.1%	16,581
Amortization	8,718	7.6 %	8,103	37.8%	5,882
Depreciation	2,387	19.5 %	1,998	26.2%	1,583
Interest	10,554	1.2 %	10,433	21.3%	8,603
Total expenses	108,888	14.0 %	95,545	22.2%	78,162
Income before income taxes	$ 48,560	26.5 %	$ 38,385	13.1%	$ 33,930
Net internal growth rate — core commissions and fees	8.9%		3.9%		4.5%
Employee compensation and benefits ratio	38.5%		40.5%		40.4%
Other operating expenses ratio	16.5%		15.2%		14.8%
Capital expenditures	$ 3,750		$ 3,067		$ 2,693
Total assets at December 31	$544,272		$445,146		$359,551

Total revenues in 2006 increased $23.5 million to $157.5 million, a 17.6% increase over 2005. Of this increase, approximately $9.3 million related to core commissions and fees revenue from acquisitions for which there were no comparable revenues in 2005. The National Program Division's net internal growth rate for core commissions and fees revenue was 8.9%, excluding core commissions and fees revenue recognized in 2006 from new acquisitions. The majority of the internally generated growth in the 2006 core commissions and fees revenue was primarily related to increasing insurance premium rates in our condominium program at our Florida Intracoastal Underwriters ("FIU") profit center that occurred as a result of the 2005 and 2004 hurricane seasons as well as strong growth in the public entity business and the Proctor Financial operation. The growth at FIU has been strong over the last two years, however, with changes made by the State of Florida in early 2007, it appears that FIU's 2007 revenues may be substantially less than 2006.

Income before income taxes in 2006 increased $10.2 million to $48.6 million, a 26.5% increase over 2005, of which the majority related to the revenues derived from acquisitions completed in 2006 and the increased earnings at FIU. Additionally, in 2006 a total of $5.8 million was paid to State of Florida regulatory authorities and other parties, which concluded the State of Florida's investigation of compensation paid to us (See Note 13). Of the $5.8 million, $3.0 million was allocated to other operating expenses in National Programs.

Total revenues in 2005 increased $21.8 million to $133.9 million, a 19.5% increase over 2004. Of this increase, approximately $17.9 million related to core commissions and fees revenue from acquisitions for which there were no comparable revenues in 2004. The National Program Division's net internal growth rate for core commissions and fees revenue was 3.9%, excluding core commissions and fees revenue recognized in 2005 from new acquisitions. The majority of the internally generated growth in the 2005 core commissions and fees revenue was primarily related to increasing insurance premium rates in our condominium program at our FIU profit center that occurred as a result of the 2005 and 2004 hurricane seasons.

Income before income taxes in 2005 increased $4.5 million to $38.4 million, a 13.1% increase over 2004, of which the majority related to the revenues derived from acquisitions completed in 2005 and the increased earnings at FIU.

WHOLESALE BROKERAGE DIVISION

The Wholesale Brokerage Division markets and sells excess and surplus commercial and personal lines insurance and reinsurance, primarily through independent agents and brokers. Like the Retail and National Programs Divisions, the Wholesale Brokerage Division's revenues are primarily commission-based.

Financial information relating to our Wholesale Brokerage Division is as follows (in thousands, except percentages):

	2006	Percent Change	2005	Percent Change	2004
REVENUES					
Commissions and fees	$151,278	25.1 %	$120,889	218.7 %	$ 37,929
Profit-sharing contingent commissions	7,990	71.9 %	4,648	27.1 %	3,656
Investment income	4,017	151.2 %	1,599	—	—
Other (loss) income, net	61	(365.2)%	(23)	(227.8)%	18
Total revenues	163,346	28.5 %	127,113	205.5 %	41,603
EXPENSES					
Employee compensation and benefits	78,459	32.0 %	59,432	200.4 %	19,782
Non-cash stock-based compensation	519	216.5 %	164	64.0 %	100
Other operating expenses	28,582	44.3 %	19,808	153.9 %	7,800
Amortization	8,087	42.6 %	5,672	649.3 %	757
Depreciation	2,075	61.5 %	1,285	153.0 %	508
Interest	18,759	50.7 %	12,446	843.6 %	1,319
Total expenses	136,481	38.1 %	98,807	226.5 %	30,266
Income before income taxes	$ 26,865	(5.1)%	$ 28,306	149.7 %	$ 11,337
Net internal growth rate — core commissions and fees	3.9%		24.9%		14.1%
Employee compensation and benefits ratio	48.0%		46.8%		47.5%
Other operating expenses ratio	17.5%		15.6%		18.7%
Capital expenditures	$ 2,085		$ 1,969		$ 694
Total assets at December 31	$618,374		$476,653		$128,699

Total revenues in 2006 increased $36.2 million to $163.3 million, a 28.5% increase over 2005. Of this increase, approximately $25.6 million related to core commissions and fees revenue from acquisitions for which there were no comparable revenues in 2005. The Wholesale Brokerage Division's net internal growth rate for core commissions and fees revenue in 2006 was 3.9%, excluding core commissions and fees revenue recognized in 2006 from new acquisitions. The weaker internal growth rate than in recent years for the Wholesale brokerage division was primarily the result of lower revenues from two of our operations. One of those operations, which focuses on home building construction accounts in the western region of the United States, experienced a slow-down in economic activity during the year as well as lower insurance premium rates. The second operation was the personal lines wholesale brokerage arm of Hull & Company which had significant premium capacity restrictions on placing coastal property coverage with their insurance carriers, which was not the case in 2005.

Income before income taxes in 2006 decreased $1.4 million to $26.9 million, a 5.1% decrease over 2005. This decrease is attributable in part to Axiom Re and Delaware Valley Underwriting Agency operations acquired in 2006, which had an aggregate loss before income taxes of $4.0 million as a result of initial transitional issues and net lost business. Additionally, our operation that focuses on home building construction accounts in the western region of the United States had income before income taxes of $3.0 million less than it earned in 2005, due to the reduction of revenues mentioned above. Offsetting these losses were net increases in income before income taxes from our other wholesale brokerage operations.

Total revenues in 2005 increased $85.5 million to $127.1 million, a 205.5% increase over 2004. Of this increase, approximately $73.3 million related to core commissions and fees revenue from acquisitions for which there were no comparable revenues in 2004. The majority of this acquired revenue was from the March 1, 2005 acquisition of Hull & Company, which represented the largest acquisition in our history. Commissions and fees revenue of Hull & Company for the twelve months preceding March 1, 2005 was approximately $63.0 million. The Wholesale Brokerage Division's net internal growth rate for core commissions and fees revenue in 2005 was 24.9%, excluding core commissions and fees revenue recognized in 2005 from new acquisitions. The strong net internal growth rate was generated primarily from two of our operations, one of which focuses on property accounts in the southeastern United States, and the other which focuses on construction accounts in the western part of the United States. In addition to the increase in net new business, both of these markets experienced increases in insurance premium rates during 2005.

As a result of the Wholesale Brokerage Division's significant acquisitions in 2005 and late 2004, as well as the net new business growth from existing operations, income before income taxes in 2005 increased $17.0 million to $28.3 million, a 149.7% increase over 2004. The ratio of total employee compensation and benefits to total revenues and the ratio of other operating expenses to total revenue improved in 2005 over 2004, primarily due to two reasons: (1) the majority of the operations acquired in 2005 and 2004 operated at higher operating profit margins than the Wholesale Brokerage Division's 2004 combined margins; and (2) during 2005, one branch of our largest wholesale brokerage profit center improved its operating profit margin by over 9%.

SERVICES DIVISION

The Services Division provides insurance-related services, including third-party claims administration and comprehensive medical utilization management services in both the workers' compensation and all-lines liability arenas, as well as Medicare set-aside services. Unlike our other segments, approximately 96.9% of the Services Division's 2006 commissions and fees revenue is generated from fees, which are not significantly affected by fluctuations in general insurance premiums.

Financial information relating to our Services Division is as follows (in thousands, except percentages):

	2006	Percent Change	2005	Percent Change	2004
REVENUES					
Commissions and fees	$32,561	22.6 %	$26,565	2.9 %	$25,807
Profit-sharing contingent commissions	—	—	—	—	—
Investment income	45	—	—	—	—
Other income, net	—	—	952	(5.0)%	1,002
Total revenues	32,606	18.5 %	27,517	2.6 %	26,809
EXPENSES					
Employee compensation and benefits	18,147	16.5 %	15,582	4.2 %	14,961
Non-cash stock-based compensation	118	(3.3)%	122	13.0 %	108
Other operating expenses	5,062	16.7 %	4,339	(11.0)%	4,873
Amortization	343	697.7 %	43	19.4 %	36
Depreciation	533	22.5 %	435	12.4 %	387
Interest	440	NMF%	4	(94.2)%	69
Total expenses	24,643	20.1 %	20,525	0.4 %	20,434
Income before income taxes	$ 7,963	13.9 %	$ 6,992	9.7 %	$ 6,375
Net internal growth rate — core commissions and fees	5.6%		9.2%		17.5%
Employee compensation and benefits ratio	55.7%		56.6%		55.8%
Other operating expenses ratio	15.5%		15.8%		18.2%
Capital expenditures	$ 588		$ 350		$ 788
Total assets at December 31	$32,554		$18,766		$13,760

Total revenues in 2006 increased $5.1 million to $32.6 million, a 18.5% increase over 2005. Of this increase, approximately $4.5 million related to core commissions and fees revenue from acquisitions for which there were no comparable revenues in 2005. In 2006, other income was $0 compared with the 2005 other income of $1.0 million which was due to the sale of a medical third-party administration ("TPA") operation in 2004. The Services Division's net internal growth rate for core commissions and fees revenue was 5.6% in 2006, excluding the 2005 core commissions and fees revenue from acquisitions and divested business. The positive net internal growth rates from core commissions and fees revenue primarily reflect the strong net new business growth from our workers' compensation and public and quasi-public entity TPA businesses.

Income before income taxes in 2006 increased $1.0 million to $8.0 million, a 13.9% increase over 2005, primarily due to strong net new business growth and the acquisitions of an operation in the Medicare secondary payer statute compliance-related services.

Total revenues in 2005 increased $0.7 million net to $27.5 million, a 2.6% increase over 2004. The Services Division's net internal growth rate for core commissions and fees revenue was 9.2% in 2005, excluding the 2004 core commissions and fees revenue from divested business. The positive net internal growth rates from core commissions and fees revenue primarily reflect the strong net new business growth from our workers' compensation and public and quasi-public entity TPA businesses.

Income before income taxes in 2005 increased $0.6 million to $7.0 million, a 9.7% increase over 2004, primarily due to strong net new business growth.

OTHER

As discussed in Note 16 of the Notes to Consolidated Financial Statements, the "Other" column in the Segment Information table includes any income and expenses not allocated to reportable segments, and corporate-related items, including the inter-company interest expense charge to the reporting segment.

Quarterly Operating Results

The following table sets forth our quarterly results for 2006 and 2005:

(in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2006				
Total revenues	$230,582	$220,807	$211,965	$214,650
Income before income taxes	$ 81,436	$ 70,967	$ 65,565	$ 62,073
Net income	$ 50,026	$ 44,431	$ 40,270	$ 37,623
Net income per share:				
Basic	$ 0.36	$ 0.32	$ 0.29	$ 0.27
Diluted	$ 0.36	$ 0.32	$ 0.29	$ 0.27
2005				
Total revenues	$ 202,374	$ 195,931	$ 190,645	$ 196,857
Income before income taxes	$ 70,513	$ 60,468	$ 55,689	$ 57,460
Net income	$ 43,018	$ 37,033	$ 34,783	$ 35,717
Net income per share:				
Basic	$ 0.31	$ 0.27	$ 0.25	$ 0.26
Diluted	$ 0.31	$ 0.27	$ 0.25	$ 0.25

Liquidity and Capital Resources

Our cash and cash equivalents of $88.5 million at December 31, 2006 reflected a decrease of $12.1 million from the $100.6 million balance at December 31, 2005. During 2006, $225.2 million of cash was provided from operating activities. Also during this period, $143.7 million of cash was used for acquisitions, $15.0 million was used for additions to fixed assets, $87.4 million was used for payments on long-term debt and $29.3 million was used for payment of dividends.

Our cash and cash equivalents of $100.6 million at December 31, 2005 reflected a decrease of $87.5 million from the $188.1 million balance at December 31, 2004. During 2005, $215.1 million of cash was provided from operating activities. Also during this period, $262.2 million of cash was used for acquisitions, $13.4 million was used for additions to fixed assets, $16.1 million was used for payments on long-term debt and $23.6 million was used for payment of dividends.

Our cash and cash equivalents of $188.1 million at December 31, 2004 reflected an increase of $131.2 million over the $56.9 million balance at December 31, 2003. During 2004, $170.2 million of cash was provided from operating activities, and $200.0 million was provided from the issuance of new privately-placed, unsecured senior notes. Also during this period, $202.7 million of cash was used for acquisitions, $10.2 million was used for additions to fixed assets, $18.6 million was used for payments on long-term debt and $20.0 million was used for payment of dividends.

Our ratio of current assets to current liabilities (the "current ratio") was 1.10 and 1.06 at December 31, 2006 and 2005, respectively.

As of December 31, 2006, our contractual cash obligations were as follows:

CONTRACTUAL CASH OBLIGATIONS

(in thousands)	Total	Less Than 1 Year	1–3 Years	4–5 Years	After 5 Years
Long-term debt	$244,324	$18,074	$ 1,034	$100,216	$125,000
Capital lease obligations	10	8	2	—	—
Other long-term liabilities	11,967	9,409	309	362	1,887
Operating leases	82,293	20,955	33,601	18,339	9,398
Interest obligations	75,771	12,326	23,392	23,080	16,973
Maximum future acquisition contingency payments	169,947	37,728	132,219	—	—
Total contractual cash obligations	$584,312	$98,500	$190,557	$141,997	$153,258

In July 2004, we completed a private placement of $200.0 million of unsecured senior notes (the "Notes"). The $200.0 million is divided into two series: Series A, for $100.0 million due in 2011 and bearing interest at 5.57% per year; and Series B, for $100.0 million due in 2014 and bearing interest at 6.08% per year. The closing on the Series B Notes occurred on July 15, 2004. The closing on the Series A Notes occurred on September 15, 2004. We have used the proceeds from the Notes for general corporate purposes, including acquisitions and repayment of existing debt. As of December 31, 2006 and 2005 there was an outstanding balance of $200.0 million on the Notes.

On December 22, 2006, we entered into a Master Shelf and Note Purchase Agreement (the "Master Agreement") with a national insurance company (the "Purchaser"). The Purchaser purchased Notes issued by the company in 2004. The Master Agreement provides for a $200.0 million private uncommitted shelf facility for the issuance of senior unsecured notes over a three-year period, with interest rates that may be fixed or floating and with such maturity dates, not to exceed ten (10) years, as the parties may determine. The Master Agreement includes various covenants, limitations and events of default currently customary for similar facilities for similar borrowers. The initial issuance of notes under the

Master Facility occurred on December 22, 2006, through the issuance of $25.0 million in Series C Senior Notes due December 22, 2016, with a fixed interest rate of 5.66% per annum.

Also on December 22, 2006, we entered into a Second Amendment to Amended and Restated Revolving and Term Loan Agreement (the "Second Term Amendment") and a Third Amendment to Revolving Loan Agreement (the "Third Revolving Amendment") with a national banking institution, amending the existing Amended and Restated Revolving and Term Loan Agreement dated January 3, 2001 (the "Term Agreement") and the existing Revolving Loan Agreement dated September 29, 2003, as amended (the "Revolving Agreement"), respectively. The amendments provide covenant exceptions for the Notes issued or to be issued under the Master Agreement, and relaxed or deleted certain other covenants. In the case of the Third Amendment to Revolving Loan Agreement, the lending commitment was reduced from $75.0 million to $20.0 million, the maturity date was extended from September 30, 2008 to December 20, 2011, and the applicable margins for advances and the availability fee were reduced. Based on the Company's funded debt to EBITDA ratio, the applicable margin for Eurodollar advances changed from a range of 0.625% to 1.625% to a range of 0.450% to 0.875%. The applicable margin for base rate advances changed from a range of 0.00% to 0.125% to the Prime Rate less 1.000%. The availability fee changed from a range of 0.175% to 0.250% to a range of 0.100% to 0.200%. The 90-day LIBOR was 5.36% and 4.53% as of December 31, 2006 and 2005, respectively. There were no borrowings against this facility at December 31, 2006 or 2005.

In January 2001, we entered into a $90.0 million unsecured seven-year term loan agreement with a national banking institution, bearing an interest rate based upon the 30-, 60- or 90-day LIBOR plus 0.50% to 1.00%, depending upon Brown & Brown's quarterly ratio of funded debt to earnings before interest, taxes, depreciation, amortization and non-cash stock grant compensation. The 90-day LIBOR was 5.36% and 4.53% as of December 31, 2006 and 2005, respectively. The loan was fully funded on January 3, 2001 and as of December 31, 2006 had an outstanding balance of $12,857,000. This loan is to be repaid in equal quarterly installments of $3,200,000 through December 2007.

All four of these credit agreements require that we maintain certain financial ratios and comply with certain other covenants. We were in compliance with all such covenants as of December 31, 2006 and 2005.

Neither we nor our subsidiaries has ever incurred off-balance sheet obligations through the use of, or investment in, off-balance sheet derivative financial instruments or structured finance or special purpose entities organized as corporations, partnerships or limited liability companies or trusts.

We believe that our existing cash, cash equivalents, short-term investment portfolio and funds generated from operations, together with our Master Agreement and the Revolving Agreement described above, will be sufficient to satisfy our normal liquidity needs through at least the end of 2007. Additionally, we believe that funds generated from future operations will be sufficient to satisfy our normal liquidity needs, including the required annual principal payments on our long-term debt.

Historically, much of our cash has been used for acquisitions. If additional acquisition opportunities should become available that exceed our current cash flow, we believe that given our relatively low debt-to-total capitalization ratio, we would have the ability to raise additional capital through either the private or public debt markets.

In December 2001, a universal "shelf" registration statement that we filed with the Securities and Exchange Commission (SEC) covering the public offering and sale, from time to time, of an aggregate of up to $250 million of debt and/or equity securities, was declared effective. The net proceeds from the sale of such securities could be used to fund acquisitions and for general corporate purposes, including capital expenditures, and to meet working capital needs. A common stock follow-on offering of 5,000,000 shares in March 2002 was made pursuant to this "shelf" registration statement. As of December 31, 2006, approximately $90.0 million of the universal "shelf" registration remains available. If we needed to publicly raise additional funds, we may need to register additional securities with the SEC.

Consolidated Statements of Income

(in thousands, except per share data)	Year Ended December 31, 2006	2005	2004
REVENUES			
Commissions and fees	$864,663	$775,543	$638,267
Investment income	11,479	6,578	2,715
Other income, net	1,862	3,686	5,952
Total revenues	878,004	785,807	646,934
EXPENSES			
Employee compensation and benefits	404,891	374,943	314,221
Non-cash stock-based compensation	5,416	3,337	2,625
Other operating expenses	126,492	105,622	84,927
Amortization	36,498	33,245	22,146
Depreciation	11,309	10,061	8,910
Interest	13,357	14,469	7,156
Total expenses	597,963	541,677	439,985
Income before income taxes	280,041	244,130	206,949
Income taxes	107,691	93,579	78,106
Net income	$172,350	$150,551	$128,843
Net income per share:			
Basic	$ 1.23	$ 1.09	$ 0.93
Diluted	$ 1.22	$ 1.08	$ 0.93
Weighted average number of shares outstanding:			
Basic	139,634	138,563	137,818
Diluted	141,020	139,776	138,888
Dividends declared per share	$ 0.21	$ 0.17	$ 0.1450

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

(in thousands, except per share data)	At December 31, 2006	2005
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 88,490	$ 100,580
Restricted cash and investments	242,187	229,872
Short-term investments	2,909	2,748
Premiums, commissions and fees receivable	282,440	257,930
Other current assets	32,180	28,637
Total current assets	648,206	619,767
Fixed assets, net	44,170	39,398
Goodwill	684,521	549,040
Amortizable intangible assets, net	396,069	377,907
Investments	15,826	8,421
Other assets	19,160	14,127
Total assets	$1,807,952	$1,608,660
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Premiums payable to insurance companies	$ 435,449	$ 397,466
Premium deposits and credits due customers	33,273	34,027
Accounts payable	17,854	21,161
Accrued expenses	86,009	74,534
Current portion of long-term debt	18,082	55,630
Total current liabilities	590,667	582,818
Long-term debt	226,252	214,179
Deferred income taxes, net	49,721	35,489
Other liabilities	11,967	11,830
Commitments and contingencies (Note 13)		
Shareholders' Equity:		
Common stock, par value $0.10 per share; authorized 280,000 shares; issued and outstanding 140,016 at 2006 and 139,383 at 2005	14,002	13,938
Additional paid-in capital	210,543	193,313
Retained earnings	695,656	552,647
Accumulated other comprehensive income, net of related income tax effect of $5,359 at 2006 and $2,606 at 2005	9,144	4,446
Total shareholders' equity	929,345	764,344
Total liabilities and shareholders' equity	$1,807,952	$1,608,660

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(in thousands, except per share data)	Common Stock Shares Outstanding	Common Stock Par Value	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance at January 1, 2004	137,122	$ 13,712	$ 163,274	$ 316,822	$ 4,227	$ 498,035
Net income				128,843		128,843
Net unrealized holding loss on available-for-sale securities					(649)	(649)
Net gain on cash-flow hedging derivative					889	889
Comprehensive income						129,083
Common stock issued for acquisitions	400	40	6,204			6,244
Common stock issued for employee stock benefit plans	790	80	10,525			10,605
Income tax benefit from exercise of stock options			234			234
Common stock issued to directors	6		127			127
Cash dividends paid ($0.1450 per share)				(20,003)		(20,003)
Balance at December 31, 2004	138,318	13,832	180,364	425,662	4,467	624,325
Net income				150,551		150,551
Net unrealized holding loss on available-for-sale securities					(512)	(512)
Net gain on cash-flow hedging derivative					491	491
Comprehensive income						150,530
Common stock issued for employee stock benefit plans	1,057	105	12,769			12,874
Common stock issued to directors	8	1	180			181
Cash dividends paid ($0.17 per share)				(23,566)		(23,566)
Balance at December 31, 2005	139,383	13,938	193,313	552,647	4,446	764,344
Net income				**172,350**		**172,350**
Net unrealized holding gain on available-for-sale securities					**4,697**	**4,697**
Net gain on cash-flow hedging derivative					**1**	**1**
Comprehensive income						**177,048**
Common stock issued for employee stock benefit plans	**624**	**62**	**16,372**			**16,434**
Income tax benefit from exercise of stock options			**604**			**604**
Common stock issued to directors	**9**	**2**	**254**			**256**
Cash dividends paid ($0.21 per share)				**(29,341)**		**(29,341)**
Balance at December 31, 2006	**140,016**	**$14,002**	**$210,543**	**$695,656**	**$9,144**	**$929,345**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)	Year Ended December 31, 2006	2005	2004
Cash flows from operating activities:			
Net income	$ 172,350	$ 150,551	$ 128,843
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization	36,498	33,245	22,146
Depreciation	11,309	10,061	8,910
Non-cash stock-based compensation	5,416	3,337	2,625
Deferred income taxes	11,480	10,642	8,840
Income tax benefit from exercise of stock options	—	—	234
Net gain on sales of investments, fixed assets and customer accounts	(781)	(2,478)	(5,999)
Changes in operating assets and liabilities, net of effect from acquisitions and divestitures:			
Restricted cash and investments (increase)	(12,315)	(82,389)	(30,940)
Premiums, commissions and fees receivable (increase)	(23,564)	(84,058)	(22,907)
Other assets (increase) decrease	(6,301)	1,072	(3,953)
Premiums payable to insurance companies increase	27,314	153,032	41,473
Premium deposits and credits due customers (decrease) increase	(754)	1,754	9,997
Accounts payable (decrease) increase	(3,561)	4,377	3,608
Accrued expenses increase	8,441	14,854	7,140
Other liabilities (decrease) increase	(318)	1,088	186
Net cash provided by operating activities	225,214	215,088	170,203
Cash flows from investing activities:			
Additions to fixed assets	(14,979)	(13,426)	(10,152)
Payments for businesses acquired, net of cash acquired	(143,737)	(262,181)	(202,664)
Proceeds from sales of fixed assets and customer accounts	1,399	2,362	6,330
Purchases of investments	(211)	(299)	(3,142)
Proceeds from sales of investments	119	896	1,107
Net cash used in investing activities	(157,409)	(272,648)	(208,521)
Cash flows from financing activities:			
Proceeds from long-term debt	25,000	—	200,000
Payments on long-term debt	(87,432)	(16,117)	(18,606)
Borrowings on revolving credit facility	40,000	50,000	50,000
Payments on revolving credit facility	(40,000)	(50,000)	(50,000)
Income tax benefit from exercise of stock options	604	—	—
Issuances of common stock for employee stock benefit plans	11,274	9,717	8,107
Cash dividends paid	(29,341)	(23,566)	(20,003)
Net cash (used in) provided by financing activities	(79,895)	(29,966)	169,498
Net (decrease) increase in cash and cash equivalents	(12,090)	(87,526)	131,180
Cash and cash equivalents at beginning of year	100,580	188,106	56,926
Cash and cash equivalents at end of year	$ 88,490	$ 100,580	$ 188,106

See accompanying notes to consolidated financial statements.

NOTE 1 Summary of Significant Accounting Policies

NATURE OF OPERATIONS

Brown & Brown, Inc., a Florida corporation, and its subsidiaries (collectively, "Brown & Brown" or the "Company") is a diversified insurance agency, wholesale brokerage, and services organization that markets and sells to its customers insurance products and services, primarily in the property and casualty area. Brown & Brown's business is divided into four reportable segments: the Retail Division, which provides a broad range of insurance products and services to commercial, public entity, professional and individual customers; the National Programs Division, which is comprised of two units — Professional Programs, which provides professional liability and related package products for certain professionals delivered through nationwide networks of independent agents, and Special Programs, which markets targeted products and services designated for specific industries, trade groups, governmental entities and market niches; the Wholesale Brokerage Division, which markets and sells excess and surplus commercial insurance and reinsurance, primarily through independent agents and brokers; and the Services Division, which provides insurance-related services, including third-party claims administration and comprehensive medical utilization management services in both the workers' compensation and all-lines liability arenas, as well as Medicare set-aside services.

PRINCIPLES OF CONSOLIDATION

The accompanying Consolidated Financial Statements include the accounts of Brown & Brown, Inc. and its subsidiaries. All significant intercompany account balances and transactions have been eliminated in the Consolidated Financial Statements.

REVENUE RECOGNITION

Commission revenue is recognized as of the effective date of the insurance policy or the date on which the policy premium is billed to the customer, whichever is later. At that date, the earnings process has been completed and Brown & Brown can reliably estimate the impact of policy cancellations for refunds and establish reserves accordingly. The reserve for policy cancellations is based upon historical cancellation experience adjusted by known circumstances. The policy cancellation reserve was $7,432,000 and $5,019,000 at December 31, 2006 and 2005, respectively, and is periodically evaluated and adjusted as necessary. Subsequent commission adjustments are recognized upon notification from the insurance companies. Commission revenues are reported net of commissions paid to sub-brokers or co-brokers. Profit-sharing contingent commissions from insurance companies are recognized when determinable, which is when such commissions are received. Fee income is recognized as services are rendered.

USE OF ESTIMATES

The preparation of Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosures of contingent assets and liabilities, at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents principally consist of demand deposits with financial institutions and highly liquid investments having maturities of three months or less when purchased.

RESTRICTED CASH AND INVESTMENTS, AND PREMIUMS, COMMISSIONS AND FEES RECEIVABLE

In its capacity as an insurance agent or broker, Brown & Brown typically collects premiums from insureds and, after deducting its authorized commissions, remits the net premiums to the appropriate insurance companies. Accordingly, as reported in the Consolidated Balance Sheets, "premiums" are receivable from insureds. Unremitted net insurance premiums are held in a fiduciary capacity until disbursed by Brown & Brown. Brown & Brown invests these unremitted funds only in cash, money market accounts, tax-free variable-rate demand bonds and commercial paper held for a short term, and reports such amounts as restricted cash on the Consolidated Balance Sheets. In certain states where Brown & Brown operates, the use and investment alternatives for these funds are regulated by various state agencies. The interest income earned on these unremitted funds is reported as investment income in the Consolidated Statements of Income.

In other circumstances, the insurance companies collect the premiums directly from the insureds and remit the applicable commissions to Brown & Brown. Accordingly, as reported in the Consolidated Balance Sheets, "commissions" are receivable from insurance companies. "Fees" are primarily receivable from customers of Brown & Brown's Services Division.

INVESTMENTS

Marketable equity securities held by Brown & Brown have been classified as "available-for-sale" and are reported at estimated fair value, with the accumulated other comprehensive income (unrealized gains and losses), net of related income tax effect, reported as a separate component of shareholders' equity. Realized gains and losses and declines in value below cost that are judged to be other-than-temporary on available-for-sale securities are reflected in investment income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in investment income in the Consolidated Statements of Income.

As of December 31, 2006 and 2005, Brown & Brown's marketable equity securities principally represented a long-term investment of 559,970 shares of common stock in Rock-Tenn Company. Brown & Brown's Chief Executive Officer serves on the board of directors of Rock-Tenn Company.

Non-marketable equity securities and certificates of deposit having maturities of more than three months when purchased are reported at cost and are adjusted for other-than-temporary market value declines.

Net unrealized holding gains on available-for-sale securities included in accumulated other comprehensive income reported in shareholders' equity was $9,106,000 at December 31, 2006 and $4,410,000 at December 31, 2005, net of deferred income taxes of $5,337,000 and $2,584,000, respectively.

FIXED ASSETS

Fixed assets including leasehold improvements are carried at cost, less accumulated depreciation and amortization. Expenditures for improvements are capitalized, and expenditures for maintenance and repairs are expensed to operations as incurred. Upon sale or retirement, the cost and related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss, if any, is reflected in other income. Depreciation has been determined using the straight-line method over the estimated useful lives of the related assets, which range from three to 10 years. Leasehold improvements are amortized on the straight-line method over the term of the related lease.

GOODWILL AND AMORTIZABLE INTANGIBLE ASSETS

The excess of the purchase price of an acquisition over the fair value of the identifiable tangible and amortizable intangible assets is assigned to goodwill. While goodwill is not amortizable, it is now subject to at least an annual assessment for impairment by applying a fair-value based test. Amortizable intangible assets are amortized over their economic lives and are subject to lower-of-cost-or-market impairment testing. The Company compares the fair value of each reporting unit with its carrying amount to determine if there is potential impairment of goodwill. If the fair value of the reporting unit is less than its carrying value, an impairment loss would be recorded to the extent that the fair value of the goodwill within the reporting unit is less than its carrying value. Fair value is estimated based on multiples of revenues and earnings before interest, income taxes, depreciation and amortization ("EBITDA"). Brown & Brown completed its most recent annual assessment as of November 30, 2006 and identified no impairment as a result of the evaluation.

Amortizable intangible assets are stated at cost, less accumulated amortization, and consist of purchased customer accounts and noncompete agreements. Purchased customer accounts and noncompete agreements are being amortized on a straight-line basis over the related estimated lives and contract periods, which range from five to 15 years. Purchased customer accounts primarily consist of records and files that contain information about insurance policies and the related insured parties that are essential to policy renewals.

The carrying value of intangibles attributable to each division comprising Brown & Brown is periodically reviewed by management to determine if the facts and circumstances suggest that they may be impaired. In the insurance agency and wholesale brokerage industry, it is common for agencies or customer accounts to be acquired at a price determined as a multiple of either their corresponding revenues or EBITDA. Accordingly, Brown & Brown assesses the carrying value of its intangible assets by comparison of a reasonable multiple applied to either corresponding revenues or EBITDA, as well as considering the estimated future cash flows generated by the corresponding division. Any impairment identified through this assessment may require that the carrying value of related intangible assets be adjusted; however, no impairments have been recorded for the years ended December 31, 2006, 2005 and 2004.

DERIVATIVES

Brown & Brown utilizes a derivative financial instrument to reduce interest rate risk. Brown & Brown does not hold or issue derivative financial instruments for trading purposes. In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), which was subsequently amended by SFAS Nos. 137, 138 and 149. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments and hedging activities. These standards require that an entity recognize all derivatives as either assets or liabilities in its balance sheet and measure those instruments at fair value. Changes in the fair value of those instruments will be reported in earnings or other comprehensive income, depending on the use of the derivative and whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of the derivative, and the resulting effect on the consolidated financial statements, will depend on the derivative's hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair value of cash flows as compared to changes in the fair value of the liability being hedged.

INCOME TAXES

Brown & Brown records income tax expense using the asset and liability method of accounting for deferred income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement carrying values and the income tax bases of Brown & Brown's assets and liabilities.

Brown & Brown files a consolidated federal income tax return and has elected to file consolidated returns in certain states. Deferred income taxes are provided for in the Consolidated Financial Statements and relate principally to expenses charged to income for financial reporting purposes in one period and deducted for income tax purposes in other periods.

NET INCOME PER SHARE

Basic net income per share for a given period is computed by dividing net income available to shareholders by the weighted average number of shares outstanding for the period. Basic net income per share excludes dilution. Diluted net income per share reflects the potential dilution that could occur if stock options or other contracts to issue common stock were exercised or converted to common stock.

The following table sets forth the computation of basic net income per share and diluted net income per share:

	Year Ended December 31,		
(in thousands, except per share data)	2006	2005	2004
Net income	$172,350	$150,551	$128,843
Weighted average number of common shares outstanding	139,634	138,563	137,818
Dilutive effect of stock options using the treasury stock method	1,386	1,213	1,070
Weighted average number of shares outstanding	141,020	139,776	138,888
Net income per share:			
Basic	$ 1.23	$ 1.09	$ 0.93
Diluted	$ 1.22	$ 1.08	$ 0.93

All share and per share amounts in the consolidated financial statements have been restated to give effect to the two-for-one common stock split effected by Brown & Brown on November 28, 2005. The stock split was effected as a stock dividend.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of Brown & Brown's financial assets and liabilities, including cash and cash equivalents, restricted cash and investments, investments, premiums, commissions and fees receivable, premiums payable to insurance companies, premium deposits and credits due customers and accounts payable, at December 31, 2006 and 2005, approximate fair value because of the short-term maturity of these instruments. The carrying amount of Brown & Brown's long-term debt approximates fair value at December 31, 2006 and 2005 since the debt is at floating rates. Brown & Brown's one interest rate swap agreement is reported at its fair value as of December 31, 2006 and 2005.

NEW ACCOUNTING PRONOUNCEMENTS

Accounting for Uncertainty in Income Taxes — In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109 ("FIN 48"), which clarifies the accounting for uncertainty in tax positions. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit of that position can be recorded in the financial statements. It also provides guidance on the recognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also requires significant additional disclosures. FIN 48 was effective for the Company on January 1, 2007, and the cumulative effect, if any, of the change in accounting principle will be recorded as an adjustment to beginning retained earnings. The Company is currently evaluating the impact that the adoption of FIN 48 will have, if any, on its consolidated financial statements and notes thereto.

Fair Value Measurements — In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 establishes a framework for the measurement of assets and liabilities that uses fair value and expands disclosures about fair value measurements. SFAS 157 will apply whenever another GAAP standard requires (or permits) assets or liabilities to be measured at fair value but does not expand the use of fair value to any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and for all interim periods within those fiscal years. Accordingly, the Company will be required to adopt SFAS 157 in the first quarter of 2008. The Company is currently evaluating the impact that the adoption of SFAS 157 will have, if any, on its consolidated financial statements and notes thereto.

Stock-Based Compensation — The Company grants stock options and non-vested stock awards (previously referred to as "restricted stock") to its employees, officers and directors. Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123R, Share-Based Payment ("SFAS 123R"), for its stock-based compensation plans. Among other things, SFAS 123R requires that compensation expense for all share-based awards be recognized in the financial statements based upon the grant-date fair value of those awards over the vesting period.

Prior to January 1, 2006, the Company accounted for stock-based compensation using the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB No. 25"), and related interpretations, and disclosure requirements established by SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), as amended by SFAS No. 148, Accounting for Stock-Based Compensation-Transitions and Disclosures ("SFAS 148").

Under APB No. 25, no compensation expense was recognized for either stock options issued under the Company's stock compensation plans or for stock purchased under the Company's 1990 Employee Stock Purchase Plan ("ESPP"). The pro forma effects on net income and earnings per share for stock options and ESPP stock purchases were instead disclosed in a footnote to the financial statements. Compensation expense was previously recognized for awards of non-vested stock, based upon the market value of the common stock on the date of award, on a straight-line basis over the requisite service period with the effect of forfeitures recognized as they occurred.

The following table represents the pro forma information for the years ended December 31, 2005 and 2004 (as previously disclosed) under the Company's stock compensation plans had the compensation cost for the stock options and common stock purchased under the ESPP been determined based on the fair value at the grant-date consistent with the method prescribed by SFAS No. 123R:

(in thousands, except per share data)	Year Ended December 31, 2005	2004
Net income as reported	$150,551	$128,843
Total stock-based employee compensation cost included in the determination of net income, net of related income tax effects	2,061	1,638
Total stock-based employee compensation cost determined under fair value method for all awards, net of related income tax effects	(5,069)	(3,436)
Pro forma net income	$147,543	$127,045
Net income per share:		
Basic, as reported	$ 1.09	$ 0.93
Basic, pro forma	$ 1.06	$ 0.92
Diluted, as reported	$ 1.08	$ 0.93
Diluted, pro forma	$ 1.06	$ 0.91

The Company has adopted SFAS 123R using the modified-prospective transition method. Under this transition method, compensation cost recognized for the year ended December 31, 2006 includes:

- Compensation cost for all share-based awards (expected to vest) granted prior to, but not yet vested as of January 1, 2006, based upon grant-date fair value estimated in accordance with the original provisions of SFAS 123; and
- Compensation cost for all share-based awards (expected to vest) granted during the year ended December 31, 2006 based upon grant-date fair value estimated in accordance with the provisions of SFAS 123R.

Results for prior periods have not been restated.

Upon adoption of SFAS 123R, the Company continued to use the Black-Scholes valuation model for valuing all stock options and shares purchased under the ESPP. Compensation for non-vested stock awards is measured at fair value on the grant-date based upon the number of shares expected to vest. Compensation cost for all awards will be recognized in earnings, net of estimated forfeitures, on a straight-line basis over the requisite service period. The cumulative effect of changing from recognizing compensation expense for non-vested stock awards as forfeitures occurred to recognizing compensation expense for non-vested awards net of estimated forfeitures was not material.

The adoption of SFAS 123R had the following effect on the Company for the year ended December 31, 2006:

(in thousands)	**2006**
Non-cash stock-based compensation	**$(564)**
Reduction (increase) in:	
Provision for income taxes	**$(217)**
Net income	**$(347)**
Basic earnings per share	**$ —**
Diluted earnings per share	**$ —**
Increase (decrease) in deferred tax assets	**$(217)**

In addition, prior to the adoption of SFAS 123R, the Company presented tax benefits resulting from the exercise of stock options as operating cash flows in the statement of cash flows. SFAS 123R requires that tax benefits associated with share-based payments be classified under financing activities in the statement of cash flows. This change in presentation in the accompanying Consolidated Statement of Cash Flows has reduced net operating cash flows and increased net financing cash flows by $604,000 for the year ended December 31, 2006.

See Note 11 for additional information regarding the Company's stock-based compensation plans and the assumptions used to calculate the fair value of stock-based awards.

NOTE 2 Business Combinations

ACQUISITIONS IN 2006

During 2006, Brown & Brown acquired the assets and assumed certain liabilities of 32 entities. The aggregate purchase price of these acquisitions was $155,869,000, including $138,695,000 of net cash payments, the issuance of $3,696,000 in notes payable and the assumption of $13,478,000 of liabilities. Substantially all of these acquisitions were acquired primarily to expand Brown & Brown's core businesses and to attract and obtain high-quality individuals. Acquisition purchase prices are based primarily on a multiple of average annual operating profits earned over a one- to three-year period within a minimum and maximum price range. The initial asset allocation of an acquisition is based on the minimum purchase price, and any subsequent earn-out payment is allocated to goodwill.

All of these acquisitions have been accounted for as business combinations and are as follows:

(in thousands) Name	Business Segment	2006 Date of Acquisition	Net Cash Paid	Notes Payable	Recorded Purchase Price
Axiom Intermediaries, LLC	Wholesale Brokerage	January 1	$ 60,333	$ —	$ 60,333
Delaware Valley Underwriting Agency, Inc., et al (DVUA)	Wholesale Brokerage/National Programs	September 30	46,333	—	46,333
Other	Various	Various	32,029	3,696	35,725
Total			$138,695	$3,696	$142,391

The following table summarizes the estimated fair values of the aggregate assets and liabilities acquired as of the date of each acquisition:

(in thousands)	Axiom	DVUA	Other	Total
Fiduciary cash	$ 9,598	$ —	$ —	$ 9,598
Other current assets	445	7	567	1,019
Fixed assets	435	648	476	1,559
Purchased customer accounts	14,022	22,667	18,682	55,371
Noncompete agreements	31	52	581	664
Goodwill	45,600	24,942	17,107	87,649
Other assets	—	9	—	9
Total assets acquired	70,131	48,325	37,413	155,869
Other current liabilities	(9,798)	(1,843)	(1,496)	(13,137)
Other liabilities	—	(149)	(192)	(341)
Total liabilities assumed	(9,798)	(1,992)	(1,688)	(13,478)
Net assets acquired	$60,333	$46,333	$35,725	$142,391

The weighted average useful lives for the above acquired amortizable intangible assets are as follows: purchased customer accounts, 15.0 years; and noncompete agreements, 4.8 years.

Goodwill of $87,649,000, all of which is expected to be deductible for income tax purposes, was assigned to the Retail, National Programs, Wholesale Brokerage and Service Divisions in the amounts of $6,337,000, $10,561,000, $67,984,000 and $2,767,000, respectively.

The results of operations for the acquisitions completed during 2006 have been combined with those of the Company since their respective acquisitions dates. If the acquisitions had occurred as of January 1, 2005, the Company's results of operations would be as shown in the following table. These unaudited pro forma results are not necessarily indicative of the actual results of operations that would have occurred had the acquisitions actually been made at the beginning of the respective periods:

(in thousands, except per share data)	Year Ended December 31, 2006	2005
(UNAUDITED)		
Total revenues	$902,345	$842,698
Income before income taxes	$288,643	$263,326
Net income	$177,644	$162,389
Net income per share:		
Basic	$ 1.27	$ 1.17
Diluted	$ 1.26	$ 1.16
Weighted average number of shares outstanding:		
Basic	139,634	138,563
Diluted	141,020	139,776

Additional consideration paid to sellers as a result of purchase price "earn-out" provisions are recorded as adjustments to intangible assets when the contingencies are settled. The net additional consideration paid by the Company in 2006 as a result of these adjustments totaled $48,824,000, of which $49,221,000 was allocated to goodwill and $397,000 was a reduction of current assets. Of the $48,824,000 net additional consideration paid, $14,640,000 was paid in cash, $33,261,000 was issued in notes payable and $923,000 was assumed as net liabilities. As of December 31, 2006, the maximum future contingency payments related to acquisitions totaled $169,947,000.

ACQUISITIONS IN 2005

During 2005, Brown & Brown acquired the assets and assumed certain liabilities of 32 insurance intermediary operations and several books of business (customer accounts). The aggregate purchase price was $288,623,000, including $244,006,000 of net cash payments, the issuance of $38,072,000 in notes payable and the assumption of $6,545,000 of other liabilities. All of these acquisitions operate in the insurance intermediary business and were acquired primarily to expand Brown & Brown's core businesses and to attract high-quality individuals to the Company. Acquisition purchase prices are typically based on a multiple of average annual operating profit (core commissions and fees revenue over expenses) earned over a one- to three-year period after the acquisition effective date, within a minimum and maximum price range. The initial asset allocation of an acquisition is based on the minimum purchase price and any subsequent "earn-out" payment is allocated to Goodwill.

All of these acquisitions have been accounted for as business combinations and are as follows:

(in thousands) Name of Acquisitions	Business Segment	2005 Date of Acquisition	Net Cash Paid	Notes Payable	Recorded Purchase Price
American Specialty Companies, Inc., et al.	National Programs	January 1	$ 23,782	$ —	$ 23,782
Braishfield Associates, Inc.	Wholesale Brokerage	January 1	10,215	—	10,215
Hull & Company, Inc., et al.	Wholesale Brokerage	March 1	140,169	35,000	175,169
Weible & Cahill, LLC	Retail	October 1	17,971	—	17,971
Timothy R. Downey Insurance, Inc.	National Programs	November 1	14,302	1,374	15,676
Other	Various	Various	37,567	1,698	39,265
Total			$244,006	$38,072	$282,078

The following table summarizes the estimated fair values of the aggregate assets and liabilities acquired as of the date of each acquisition:

(in thousands)	American Specialty	Braishfield	Hull	Weible & Cahill	Downey	Other	Total
Other current assets	$ 112	$ 50	$ 173	$ 266	$ —	$ 1,117	$ 1,718
Fixed assets	370	25	2,500	111	89	180	3,275
Purchased customer accounts	7,410	4,835	68,000	10,825	9,042	17,633	117,745
Noncompete agreements	38	50	95	11	55	887	1,136
Goodwill	18,247	5,408	105,463	7,092	8,382	20,157	164,749
Total assets acquired	26,177	10,368	176,231	18,305	17,568	39,974	288,623
Other current liabilities	(59)	(153)	(1,062)	(100)	(1,892)	(709)	(3,975)
Other liabilities	(2,336)	—	—	(234)	—	—	(2,570)
Total liabilities assumed	(2,395)	(153)	(1,062)	(334)	(1,892)	(709)	(6,545)
Net assets acquired	$23,782	$10,215	$175,169	$17,971	$15,676	$39,265	$282,078

The weighted average useful lives for the above acquired amortizable intangible assets are as follows: purchased customer accounts, 15.0 years; and noncompete agreements, 4.1 years.

Goodwill of $164,749,000, all of which is expected to be deductible for income tax purposes, was assigned to the Retail, National Programs and Wholesale Brokerage Divisions in the amounts of $19,773,000, $27,144,000 and $117,832,000, respectively.

The results of operations for the acquisitions completed during 2005 have been combined with those of Brown & Brown since their respective acquisition dates. If the acquisitions had occurred as of January 1, 2004, Brown & Brown's results of operations would be as shown in the following table. These unaudited pro forma results are not necessarily indicative of the actual results of operations that would have occurred had the acquisitions actually been made at the beginning of the respective periods.

(in thousands, except per share data)	Year Ended December 31, 2005	2004
(UNAUDITED)		
Total revenues	$818,783	$769,815
Income before income taxes	$255,268	$246,978
Net income	$157,420	$153,765
Net income per share:		
Basic	$ 1.14	$ 1.12
Diluted	$ 1.13	$ 1.11
Weighted average number of shares outstanding:		
Basic	138,563	137,818
Diluted	139,776	138,888

Additional consideration paid to sellers, or consideration returned to Brown & Brown by sellers, as a result of purchase price "earn-out" provisions are recorded as adjustments to intangible assets when the contingencies are settled. The net additional consideration paid by Brown & Brown as a result of these adjustments totaled $22,832,000 in 2005 and $965,000 in 2004, of which $23,797,000 was allocated to goodwill. Of the $22,832,000 net additional consideration paid in 2005, $18,175,000 was paid in cash and the issuance of $4,657,000 in notes payable. Of the $965,000 net additional consideration paid in 2004, $814,000 was paid in cash and the assumption of $151,000 of other liabilities. As of December 31, 2005, the maximum future contingency payments related to acquisitions totaled $189,611,000.

NOTE 3 Goodwill

The changes in goodwill for the years ended December 31, are as follows:

(in thousands)	Retail	National Programs	Wholesale Brokerage	Service	Total
Balance as of January 1, 2005	$ 259,290	$ 84,737	$ 16,760	$ 56	$ 360,843
Goodwill of acquired businesses	33,243	34,313	120,990	—	188,546
Goodwill disposed of relating to sales of businesses	(321)	(28)	—	—	(349)
Balance as of December 31, 2005	292,212	119,022	137,750	56	549,040
Goodwill of acquired businesses	38,681	23,307	72,115	2,767	136,870
Goodwill disposed of relating to sales of businesses	(1,389)	—	—	—	(1,389)
Balance as of December 31, 2006	**$329,504**	**$142,329**	**$209,865**	**$2,823**	**$684,521**

NOTE 4 Amortizable Intangible Assets

Amortizable intangible assets at December 31 consisted of the following:

	2006				2005			
(in thousands)	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Weighted Average Life (years)	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Weighted Average Life (years)
Purchased customer accounts	$541,967	$(149,764)	$392,203	14.9	$498,580	$(126,161)	$372,419	14.9
Noncompete agreements	25,589	(21,723)	3,866	7.7	34,154	(28,666)	5,488	7.0
Total	$567,556	$(171,487)	$396,069		$532,734	$(154,827)	$377,907	

Amortization expense recorded for other amortizable intangible assets for the years ended December 31, 2006, 2005 and 2004 was $36,498,000, $33,245,000 and $22,146,000, respectively.

Amortization expense for other amortizable intangible assets for the years ending December 31, 2007, 2008, 2009, 2010 and 2011 is estimated to be $37,506,000, $36,613,000, $36,144,000, $35,476,000, and $34,059,000, respectively.

NOTE 5 Investments

Investments at December 31 consisted of the following:

	2006 Carrying Value		2005 Carrying Value	
(in thousands)	Current	Non-Current	Current	Non-Current
Available-for-sale marketable equity securities	$ 240	$15,181	$ 216	$7,644
Non-marketable equity securities and certificates of deposit	2,669	645	2,532	777
Total investments	$2,909	$15,826	$2,748	$8,421

The following table summarizes available-for-sale securities at December 31:

(in thousands)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Marketable equity securities:				
2006	$550	$14,871	$—	$15,421
2005	$550	$ 7,312	$ (2)	$ 7,860

The following table summarizes the proceeds and realized gains/(losses) on non-marketable equity securities and certificates of deposit for the years ended December 31:

(in thousands)	Proceeds	Gross Realized Gains	Gross Realized Losses
2006	$ 119	$ 25	$ —
2005	$ 896	$ 87	$ —
2004	$1,107	$526	$(118)

NOTE 6 Fixed Assets

Fixed assets at December 31 consisted of the following:

(in thousands)	2006	2005
Furniture, fixtures and equipment	$ 90,146	$ 83,275
Leasehold improvements	10,590	6,993
Land, buildings and improvements	487	487
Gross fixed assets	101,223	90,755
Less accumulated depreciation and amortization	(57,053)	(51,357)
Total	$ 44,170	$ 39,398

Depreciation and amortization expense amounted to $11,309,000 in 2006, $10,061,000 in 2005 and $8,910,000 in 2004.

NOTE 7 Accrued Expenses

Accrued expenses at December 31 consisted of the following:

(in thousands)	2006	2005
Accrued bonuses	$42,426	$35,613
Accrued compensation and benefits	16,213	15,179
Accrued rent and vendor expenses	7,937	6,504
Reserve for policy cancellations	7,432	5,019
Accrued interest	4,524	5,302
Other	7,477	6,917
Total	$86,009	$74,534

NOTE 8 Long-Term Debt

Long-term debt at December 31 consisted of the following:

(in thousands)	2006	2005
Unsecured senior notes	$225,000	$200,000
Term loan agreements	12,857	25,714
Revolving credit facility	—	—
Acquisition notes payable	6,310	43,889
Other notes payable	167	206
Total debt	244,334	269,809
Less current portion	(18,082)	(55,630)
Long-term debt	$226,252	$214,179

In July 2004, the Company completed a private placement of $200.0 million of unsecured senior notes (the "Notes"). The $200.0 million is divided into two series: Series A, for $100.0 million due in 2011 and bearing interest at 5.57% per year; and Series B, for $100.0 million due in 2014 and bearing interest at 6.08% per year. The closing on the Series B Notes occurred on July 15, 2004. The closing on the Series A Notes occurred on September 15, 2004. Brown & Brown has used the proceeds from the Notes for general corporate purposes, including acquisitions and repayment of existing debt. As of December 31, 2006 and 2005 there was an outstanding balance of $200.0 million on the Notes.

On December 22, 2006, the Company entered into a Master Shelf and Note Purchase Agreement (the "Master Agreement") with a national insurance company (the "Purchaser"). The Purchaser also purchased Notes issued by the Company in 2004. The Master Agreement provides for a $200.0 million private uncommitted "shelf" facility for the issuance of senior unsecured notes over a three-year period, with interest rates that may be fixed or floating and with such maturity dates, not to exceed ten (10) years, as the parties may determine. The Master Agreement includes various covenants, limitations and events of default similar to the Notes issued in 2004. The initial issuance of notes under the Master Facility Agreement occurred on December 22, 2006, through the issuance of $25.0 million in Series C Senior Notes due December 22, 2016, with a fixed interest rate of 5.66% per annum.

Also on December 22, 2006, the Company entered into a Second Amendment to Amended and Restated Revolving and Term Loan Agreement (the "Second Term Amendment") and a Third Amendment to Revolving Loan Agreement (the "Third Revolving Amendment") with a national banking institution, amending the existing Amended and Restated Revolving and Term Loan Agreement dated January 3, 2001 (the "Term Agreement") and the existing Revolving Loan Agreement dated September 29, 2003, as amended (the "Revolving Agreement"), respectively. The amendments provided covenant exceptions for the notes issued or to be issued under the Master Agreement, and relaxed or deleted certain other covenants. In the case of the Third Revolving Amendment, the lending commitment was reduced from $75.0 million to $20.0 million, the maturity date was extended from September 30, 2008 to December 20, 2011, and the applicable margins for advances and the availability fee were reduced. Based on the Company's funded debt to EBITDA ratio, the applicable margin for Eurodollar advances changed from a range of 0.625% to 01.625% to a range of 0.450% to 0.875%. The applicable margin for base rate advances changed from a range of 0.00% to 0.125% to the Prime Rate less 1.000%. The availability fee changed from a range of 0.175% to 0.250% to a range of 0.100% to 0.200%.The 90-day London Interbank Offering Rate ("LIBOR") was 5.36% and 4.53% as of December 31, 2006 and 2005, respectively. There were no borrowings against this facility at December 31, 2006 or 2005.

In January 2001, Brown & Brown entered into a $90.0 million unsecured seven-year term loan agreement with a national banking institution, bearing an interest rate based upon the 30-, 60- or 90-day LIBOR plus 0.50% to 1.00%, depending upon Brown & Brown's quarterly ratio of funded debt to earnings before interest, taxes, depreciation, amortization and non-cash stock grant compensation. The 90-day LIBOR was 5.36% and 4.53% as of December 31, 2006 and 2005, respectively. The loan was fully funded on January 3, 2001 and as of December 31, 2006 had an outstanding balance of $12,857,000. This loan is to be repaid in equal quarterly installments of $3,200,000 through December 2007.

All four of these credit agreements require Brown & Brown to maintain certain financial ratios and comply with certain other covenants. Brown & Brown was in compliance with all such covenants as of December 31, 2006 and 2005.

To hedge the risk of increasing interest rates from January 2, 2002 through the remaining six years of its seven-year $90 million term loan, Brown & Brown entered into an interest rate swap agreement that effectively converted the floating rate LIBOR-based interest payments to fixed interest rate payments at 4.53%. This agreement did not affect the required 0.50% to 1.00% credit risk spread portion of the term loan. In accordance with SFAS No. 133, as amended, the fair value of the interest rate swap of approximately $37,000, net of related income taxes of approximately $22,000, was recorded in other assets as of December 31, 2006, and $36,000, net of related income taxes of approximately $22,000, was recorded in other assets as of December 31, 2005; with the related change in fair value reflected as other comprehensive income. Brown & Brown has designated and assessed the derivative as a highly effective cash flow hedge.

Acquisition notes payable represent debt incurred to former owners of certain insurance operations acquired by Brown & Brown. These notes and future contingent payments are payable in monthly, quarterly and annual installments through April 2011, including interest in the range from 0.0% to 8.05%.

Interest paid in 2006, 2005 and 2004 was $14,136,000, $13,726,000 and $2,773,000, respectively.

At December 31, 2006, maturities of long-term debt were $18,082,000 in 2007, $889,000 in 2008, $147,000 in 2009, $157,000 in 2010, $100,059,000 in 2011 and $125,000,000 in 2012 and beyond.

NOTE 9 Income Taxes

Significant components of the provision (benefit) for income taxes for the years ended December 31 are as follows:

(in thousands)	2006	2005	2004
Current:			
Federal	$ 83,792	$72,550	$59,478
State	12,419	10,387	9,788
Total current provision	96,211	82,937	69,266
Deferred:			
Federal	9,139	8,547	6,967
State	2,341	2,095	1,873
Total deferred provision	11,480	10,642	8,840
Total tax provision	$107,691	$93,579	$78,106

A reconciliation of the differences between the effective tax rate and the federal statutory tax rate for the years ended December 31 is as follows:

	2006	2005	2004
Federal statutory tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal income tax benefit	3.4	3.3	3.7
State income tax credits	—	—	(0.5)
Non-deductible employee stock purchase plan expense	0.4	—	—
Interest exempt from taxation and dividend exclusion	(0.3)	(0.2)	(0.2)
Other, net	—	0.2	(0.3)
Effective tax rate	38.5%	38.3%	37.7%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the corresponding amounts used for income tax reporting purposes.

Significant components of Brown & Brown's deferred tax liabilities and assets as of December 31 are as follows:

(in thousands)	2006	2005
Deferred tax liabilities:		
Fixed assets	$ 3,051	$ 3,454
Net unrealized holding gain of available-for-sale securities	5,337	2,584
Prepaid insurance and pension	2,516	2,219
Net gain on cash-flow hedging derivative	22	22
Intangible assets	51,127	37,379
Total deferred tax liabilities	62,053	45,658
Deferred tax assets:		
Deferred compensation	5,886	4,984
Accruals and reserves	6,310	4,973
Net operating loss carryforwards	634	537
Valuation allowance for deferred tax assets	(498)	(325)
Total deferred tax assets	12,332	10,169
Net deferred tax liability	$49,721	$35,489

Income taxes paid in 2006, 2005 and 2004 were $102,761,000, $77,143,000, and $72,904,000, respectively.

At December 31, 2006, Brown & Brown had a net operating loss carryforwards of $463,000 and $18,466,000 for federal and state income tax reporting purposes, respectively, portions of which expire in the years 2007 through 2021. The federal carryforward was derived from insurance operations acquired by Brown & Brown in 2001 and 1998. The state carryforward is derived from the operating results of certain profit centers.

NOTE 10 Employee Savings Plan

Brown & Brown has an Employee Savings Plan (401(k)) under which substantially all employees with more than 30 days of service are eligible to participate. Under this plan, Brown & Brown makes matching contributions, subject to a maximum of 2.5% of each participant's salary. Further, Brown & Brown provides for a discretionary profit-sharing contribution for all eligible employees. Brown & Brown's contributions to the plan totaled $7,585,000 in 2006, $7,762,000 in 2005 and $6,569,000 in 2004.

NOTE 11 Stock-Based Compensation

PERFORMANCE STOCK PLAN

Brown & Brown has adopted and the shareholders have approved a performance stock plan, under which up to 14,400,000 shares of Brown & Brown's stock (Performance Stock, also referred to as PSP) may be granted to key employees contingent on the employees' future years of service with Brown & Brown and other criteria established by the Compensation Committee of Brown & Brown's Board of Directors. Before participants take full title to Performance Stock, two vesting conditions must be met. Of the grants currently outstanding, specified portions will satisfy the first condition for vesting based on increases in the 20-trading-day average stock price of Brown & Brown's common stock from the initial grant price specified by Brown & Brown. Performance Stock that has satisfied the first vesting condition is considered to be "awarded shares." Awarded shares are included as issued and outstanding common stock shares and are included in the calculation of basic and diluted earnings per share. Dividends are paid on awarded shares and participants may exercise voting privileges on such shares. Awarded shares satisfy the second condition for vesting on the earlier of: (i) 15 years of continuous employment with Brown & Brown from the date shares are granted to the participants; (ii) attainment of age 64; or (iii) death or disability of the participant. At December 31, 2006, 6,217,830 shares had been granted under the plan at initial stock prices ranging from $1.90 to $30.55. As of December 31, 2006, 5,036,170 shares had met the first condition for vesting and had been awarded, and 526,312 shares had satisfied both conditions for vesting and had been distributed to the participants.

The Company uses a path-depended lattice model to estimate the fair value of PSP grants on the grant-date under SFAS 123R. A summary of PSP activity for the year ended December 31, 2006 is as follows:

	Weighted-Average Grant Date Fair Value	Granted Shares	Awarded Shares	Shares Not Yet Awarded
Outstanding at January 1, 2006	$ 5.21	5,851,682	5,125,304	726,378
Granted	$18.48	262,260	868	261,392
Awarded	$11.99	—	291,035	(291,035)
Vested	$ 6.43	(28,696)	(28,696)	—
Forfeited	$ 5.93	(393,728)	(352,341)	(41,387)
Outstanding at December 31, 2006	$ 5.92	5,691,518	5,036,170	655,348

The weighted average grant-date fair value of PSP grants for years ended December 31, 2006, 2005 and 2004 was $18.48, $14.39 and $11.31, respectively. The total fair market value of PSP grants that vested during each of the years ended December 31, 2006, 2005 and 2004 was $862,000, $1,581,000 and $914,000, respectively.

EMPLOYEE STOCK PURCHASE PLAN

The Company has a shareholder-approved Employee Stock Purchase Plan ("ESPP") with a total of 12,000,000 authorized shares and 5,027,183 available for future subscriptions. Employees of the Company who regularly work more than 20 hours per week are eligible to participate in the plan. Participants, through payroll deductions, may subscribe to purchase Company stock up to 10% of their compensation, to a maximum of $25,000, during each annual subscription period (August 1st to the following July 31st) at a cost of 85% of the lower of the stock price as of the beginning or ending of the stock subscription period. For the plan year ended July 31, 2006, 2005 and 2004, the Company issued 571,601, 521,948 and 546,344 shares of common stock in the month of August 2006, 2005 and 2004, respectively. These shares were issued at an aggregate purchase price of $10,557,000 or $18.47 per share in 2006, $9,208,000 or $17.64 per share in 2005 and $7,256,000 or $13.28 per share in 2004. For the five months ended December 31, 2006, 2005 and 2004 of the 2006-2007, 2005-2006 and 2004-2005 plan years, 191,140, 241,668 and 218,515 shares of common stock (from authorized but unissued shares), respectively, were subscribed to by participants for proceeds of approximately $4,817,000 $4,464,000 and $4,036,000, respectively.

INCENTIVE STOCK OPTION PLAN

On April 21, 2000, Brown & Brown adopted and the shareholders have approved a qualified incentive stock option plan that provides for the granting of stock options to certain key employees for up to 4,800,000 shares of common stock. The objective of this plan is to provide additional performance incentives to grow Brown & Brown's pre-tax income in excess of 15% annually. The options are granted at the most recent trading day's closing market price, and vest over a one-to-10-year period, with a potential acceleration of the vesting period to three to six years based upon achievement of certain performance goals. All of the options expire 10 years after the grant date.

The Company uses the Black-Scholes option-pricing model to estimate the fair value of stock options on the grant-date under SFAS 123R, which is the same valuation technique previously used for pro forma disclosures under SFAS 123. The Company did not grant any options during the year ended December 31, 2006, but did grant 12,000 shares during the year ended December 31, 2005. The weighted average fair value of the incentive stock options granted during 2005 estimated on the date of grant, using the Black-Scholes option-pricing model, was $8.51 per share. The fair value of these options granted was estimated on the date of grant using the following assumptions: dividend yield of 0.86%; expected volatility of 35.0%; risk-free interest rate of 4.5%; and an expected life of 6 years.

The risk-free interest rate is based upon the U.S. Treasury yield curve on the date of grant with a remaining term approximating the expected term of the option granted. The expected term of the options granted is derived from historical data; grantees are divided into two groups based upon expected exercise behavior and are considered separately for valuation purposes. The expected volatility is based upon the historical volatility of the Company's common stock over the period of time equivalent to the expected term of the options granted. The dividend yield is based upon the Company's best estimate of future dividend yield.

A summary of stock option activity for the years ended December 31, 2006, 2005 and 2004 is as follows:

Stock Options	Shares Under Option	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term *(in years)*	Aggregate Intrinsic Value *(in thousands)*
Outstanding at January 1, 2004	2,227,276	$ 10.18		
Granted	—	$ —		
Exercised	(154,248)	$ 4.96		
Forfeited	—	$ —		
Expired	—	$ —		
Outstanding at December 31, 2004	2,073,028	$ 10.56	6.9	$ 36,580
Granted	12,000	$ 22.06		
Exercised	(68,040)	$ 4.84		
Forfeited	—	$ —		
Expired	—	$ —		
Outstanding at December 31, 2005	2,016,988	$ 10.83	5.9	$ 35,064
Granted	—	$ —		
Exercised	(123,213)	$ 6.11		
Forfeited	(8,000)	$ 15.78		
Expired	—	$ —		
Outstanding at December 31, 2006	**1,885,775**	**$11.11**	**4.9**	**$32,241**
Exercisable at December 31, 2006	**1,185,067**	**$ 8.29**	**4.2**	**$23,607**
Exercisable at December 31, 2005	783,672	$ 4.88	5.2	$ 18,281
Exercisable at December 31, 2004	698,312	$ 4.86	6.2	$ 16,304

The following table summarizes information about stock options outstanding at December 31, 2006:

	Options Outstanding			Options Exercisable	
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 4.84	810,444	3.3	$ 4.84	810,444	$ 4.84
$14.20	4,000	4.8	$14.20	4,000	$14.20
$15.78	1,059,331	6.2	$15.78	370,623	$15.78
$22.06	12,000	8.0	$22.06	—	—
	1,885,775	5.0	$11.11	1,185,067	$ 8.29

The weighted average grant-date fair value of stock options granted during the year ended December 31, 2006, 2005 and 2004 was $0.00, $8.51 and $0.00, respectively. The total intrinsic value of options exercised, determined as of the date of exercise, during the years ended December 31, 2006, 2005 and 2004 was $2,865,000, $1,381,000 and $2,234,000, respectively. The total intrinsic value is calculated as the difference between the exercise price of all underlying awards and the quoted market price of the Company's stock for all in-the-money stock options at December 31, 2006, 2005 and 2004.

There were 1,545,996 option shares available for future grant under this plan as of December 31, 2006.

SUMMARY OF NON-CASH STOCK-BASED COMPENSATION EXPENSE

The non-cash stock-based compensation expense for the years ended December 31, is as follows:

(in thousands)	2006	2005	2004
Employee Stock Purchase Plan	$3,049	$ —	$ —
Performance Stock Plan	1,874	3,337	2,625
Incentive Stock Option Plan	493	—	—
	$5,416	$3,337	$2,625

SUMMARY OF UNRECOGNIZED COMPENSATION EXPENSE

As of December 31, 2006, there was approximately $19.8 million of unrecognized compensation expense related to all non-vested share-based compensation arrangements granted under the Company's stock-based compensation plans. That expense is expected to be recognized over a weighted-average period of 9.2 years.

NOTE 12 Supplemental Disclosures of Cash Flow Information

Brown & Brown's significant non-cash investing and financing activities for the years ended December 31 are summarized as follows:

(in thousands)	2006	2005	2004
Unrealized holding gain (loss) on available-for-sale securities, net of tax benefit of $2,752 for 2006; net of tax benefit of $300 for 2005; and net of tax benefit of $530 for 2004	$ 4,697	$ (512)	$ (649)
Net gain on cash-flow hedging derivative, net of tax effect of $0 for 2006, net of tax effect of $289 for 2005; and net of tax effect of $557 for 2004	$ 1	$ 491	$ 889
Notes payable issued or assumed for purchased customer accounts	$36,957	$42,843	$1,976
Notes received on the sale of fixed assets and customer accounts	$ 2,715	$ 1,855	$6,024
Common stock issued for acquisitions accounted for under the purchase method of accounting	$ —	$ —	$6,244

NOTE 13 Commitments and Contingencies

OPERATING LEASES

Brown & Brown leases facilities and certain items of office equipment under noncancelable operating lease arrangements expiring on various dates through 2017. The facility leases generally contain renewal options and escalation clauses based upon increases in the lessors' operating expenses and other charges. Brown & Brown anticipates that most of these leases will be renewed or replaced upon expiration. At December 31, 2006, the aggregate future minimum lease payments under all noncancelable lease agreements were as follows:

(in thousands)	
2007	$20,955
2008	18,472
2009	15,129
2010	11,471
2011	6,868
Thereafter	9,398
Total minimum future lease payments	$82,293

Rental expense in 2006, 2005 and 2004 for operating leases totaled $30,338,000, $28,926,000 and $24,595,000, respectively.

LEGAL PROCEEDINGS

Antitrust Actions and Related Matters

As disclosed in prior years, Brown & Brown, Inc. is one of more than ten insurance intermediaries named together with a number of insurance companies as defendants in putative class action lawsuits purporting to be brought on behalf of policyholders. Brown & Brown, Inc. initially became a defendant in certain of those actions in October and December of 2004. In February 2005, the Judicial Panel on Multi-District Litigation consolidated these cases, together with other putative class action lawsuits in which Brown & Brown, Inc. was not named as a party, to a single jurisdiction, the United States District Court, District of New Jersey, for pre-trial purposes. One of the consolidated actions, *In Re: Employee-Benefits Insurance Antitrust Litigation*, concerns employee benefits insurance and the other, *styled In Re: Insurance Brokerage Antitrust Litigation*, involves other lines of insurance. These two consolidated actions are collectively referred to in this report as the "Antitrust Actions." The complaints refer to an action, since settled, that was filed against Marsh & McLennan Companies, Inc. ("Marsh & McLennan"), the largest insurance broker in the world, by the New York State Attorney General in October 2004, and allege various improprieties and unlawful acts by the various defendants in the pricing and placement of insurance, including alleged manipulation of the insurance market by, among other things: "bid rigging" and "steering" clients to particular insurers based on considerations other than the clients' interests; alleged entry into unlawful tying arrangements pursuant to which the placement of primary insurance contracts was conditioned upon commitments to place reinsurance through a particular broker; and alleged failure to disclose contingent commission and other allegedly improper compensation and fee arrangements. The plaintiffs in the Antitrust Actions assert a number of causes of action, including violations of the federal antitrust laws, multiple state antitrust and unfair and deceptive practices statutes, and the federal anti-racketeering (RICO) statute, as well as breach of fiduciary duty, misrepresentation, conspiracy, aiding and abetting, and unjust enrichment, and seek injunctive and declaratory relief as well as unspecified damages, including treble and punitive damages, and attorneys' fees and costs. Brown & Brown, Inc. disputes the allegations and is vigorously defending itself in the Antitrust Actions.

Related Governmental Investigations

Since the New York State Attorney General filed the lawsuit referenced above against Marsh & McLennan in October 2004, governmental agencies in a number of states have looked or are looking into issues related to compensation practices in the insurance industry, and the Company has received and responded to written and oral requests for information and/or subpoenas seeking information related to this topic. To date, requests for information and/or subpoenas have been received from governmental agencies such as attorneys general or departments of insurance in the following states: Arkansas (Department of Insurance), Arizona (Department of Insurance), California (Department of Insurance), Connecticut (Office of Attorney General), Florida (Office of Attorney General, Department of Financial Services, and Office of Insurance Regulation), Illinois (Office of Attorney General), Nevada (Department of Business & Industry, Division of Insurance), New Hampshire (Department of Insurance), New Jersey (Department of Banking and Insurance), New York (Office of Attorney General), North Carolina (Department of Insurance and Department of Justice), Oklahoma (Department of Insurance), Pennsylvania (Department of Insurance), South Carolina (Department of Insurance), Texas (Department of Insurance), Vermont (Department of Banking, Insurance, Securities & Healthcare Administration), Virginia (State Corporation Commission, Bureau of Insurance, Agent Regulation & Administration Division), Washington (Office of Insurance Commissioner) and West Virginia (Office of Attorney General). Agencies in Arizona, Virginia and Washington have concluded their respective investigations of subsidiaries of Brown & Brown, Inc. based in those states with no further action as to these entities. On December 8, 2006, Brown & Brown reached a settlement with the Florida government agencies identified above which terminated the joint investigation of those agencies with respect to Brown & Brown, Inc. and its subsidiaries. The settlement involved no finding of wrongdoing, no fines or penalties and no prohibition of profit-sharing compensation. Pursuant to the terms of the settlement, Brown & Brown, Inc. agreed to pay $1,800,000 to the investigating agencies to be distributed to Florida governmental entity policyholders of the Company plus $1,000,000 in attorneys' fees and costs associated with the investigation. Additionally, a Brown & Brown, Inc. subsidiary, Program Management Services Inc., doing business as Public Risk Underwriters®, agreed to pay $3,000,000 to the investigating agencies for distribution to a local government self-insurance fund. The affirmative obligations imposed under the settlement include continued enhanced disclosures to Florida policyholders concerning compensation received by Brown & Brown, Inc. and its subsidiaries.

Some of the other insurance intermediaries and insurance companies that have been subject to governmental investigations and/or lawsuits arising out of these matters have chosen to settle some such matters. Such settlements have involved the payment of substantial sums, as well as agreements to change business practices, including agreeing to no longer pay or accept profit-sharing contingent commissions. Some of the other insurance intermediaries and insurance companies have entered into agreements with governmental agencies and in the Antitrust Actions, which collectively involve payments by these intermediaries to agencies and to certain of their clients totaling in excess of $1 billion. Many of these settlement agreements provided that the settling insurance intermediaries would discontinue acceptance of any contingency compensation.

As previously disclosed in our public filings, offices of the Company are party to contingent commission agreements with certain insurance companies, including agreements providing for potential payment of revenue-sharing commissions by insurance companies based primarily on the overall profitability of the aggregate business written with that insurance company, and/or additional factors such as retention ratios and overall volume of business that an office or offices place with the insurance company. Additionally, to a lesser extent, some offices of the Company are party to override commission agreements with certain insurance companies, and these agreements provide for commission rates in excess of standard commission rates to be applied to specific lines of business, such as group health business, based primarily on the overall volume of such business that the office or offices in question place with the insurance company. The Company has not chosen to discontinue receiving profit-sharing contingent commissions or override commissions.

As previously disclosed, a committee comprised of independent members of the Board of Directors of Brown & Brown, Inc. (the "Special Review Committee") determined that maintenance of a derivative suit was not in the best interests of the Company, following an investigation in response to a December 2004 demand letter from counsel purporting to represent a current shareholder of Brown & Brown, Inc. (the "Demand Letter"). The Demand Letter sought the commencement of a derivative suit by Brown & Brown, Inc. against the Board of Directors and current and former officers and directors of Brown & Brown, Inc. for alleged breaches of fiduciary duty related to the Company's participation in contingent commission agreements. The Special Review Committee's conclusions were communicated to the purported shareholder's counsel and there has been limited communication since then. There can be no assurance that the purported shareholder will not further pursue his allegations or that any pursuit of any such allegations would not have a material adverse effect on the Company.

In response to the foregoing events, the Company also, on its own volition, engaged outside counsel to conduct a limited internal inquiry into certain sales and marketing practices of the Company, with special emphasis on the effects of contingent commission agreements on the placement of insurance products by the Company for its clients. The internal inquiry resulted in several recommendations being made in January 2006 regarding disclosure of compensation, premium finance charges, the retail-wholesale interface, fee-based compensation and direct incentives from insurance companies, and the Company has been evaluating such recommendations and has adopted or is in the process of adopting these recommendations. As a result of that inquiry, and in the process of preparing responses to some of the governmental agency inquiries referenced above, management of the Company became aware of a limited number of specific, unrelated instances of questionable conduct. These matters have been addressed and resolved, or are in the process of being addressed and resolved, on a case-by-case basis, and thus far the amounts involved in resolving such matters have not been, either individually or in the aggregate, material. However, there can be no assurance that the ultimate cost and ramifications of resolving these matters will not have a material adverse effect on the Company.

The Company cannot currently predict the impact or resolution of the Antitrust Actions, the shareholder demand or the various governmental inquiries or lawsuits and thus cannot reasonably estimate a range of possible loss, which could be material, or whether the resolution of these matters may harm the Company's business and/or lead to a decrease in or elimination of profit-sharing contingent commissions and override commissions, which could have a material adverse impact on the Company's consolidated financial condition.

Other

The Company is involved in numerous pending or threatened proceedings by or against Brown & Brown, Inc. or one or more of its subsidiaries that arise in the ordinary course of business. The damages that may be claimed against the Company in these various proceedings are substantial, including in many instances claims for punitive or extraordinary damages. Some of these claims and lawsuits have been resolved, others are in the process of being resolved, and others are still in the investigation or discovery phase. The Company will continue to respond appropriately to these claims and lawsuits, and to vigorously protect its interests.

Among the above-referenced claims, and as previously described in the Company's public filings, there are several threatened and pending legal claims and lawsuits against Brown & Brown, Inc. and Brown & Brown Insurance Services of Texas, Inc. (BBTX), a subsidiary of Brown & Brown, Inc., arising out of BBTX's involvement with the procurement and placement of workers' compensation insurance coverage for entities including several professional employer organizations. One such action, styled *Great American Insurance Company, et al. v. The Contractor's Advantage, Inc., et al.*, Cause No. 2002-33960, pending in the 189th Judicial District Court in Harris County, Texas, asserts numerous causes of action, including fraud, civil conspiracy, federal Lanham Act and RICO violations, breach of fiduciary duty, breach of contract, negligence and violations of the Texas Insurance Code against BBTX, Brown & Brown, Inc. and other defendants, and seeks recovery of punitive or extraordinary damages (such as treble damages) and attorneys' fees. Although the ultimate outcome of the matters referenced in this section titled "Other" cannot be ascertained and liabilities in indeterminate amounts may be imposed on Brown & Brown, Inc. or its subsidiaries, on the basis of present information, availability of insurance and legal advice received, it is the opinion of management that the disposition or ultimate determination of such claims will not have a material adverse effect on the Company's consolidated financial position. However, as (i) one or more of the Company's insurance carriers could take the position that portions of these claims are not covered by the Company's insurance, (ii) to the extent that payments are made to resolve claims and lawsuits, applicable insurance policy limits are eroded, and (iii) the claims and lawsuits relating to these matters are continuing to develop, it is possible that future results of operations or cash flows for any particular quarterly or annual period could be materially affected by unfavorable resolutions of these matters.

NOTE 14 Business Concentrations

A significant portion of business written by Brown & Brown is for customers located in California, Florida, Georgia, Michigan, New Jersey, New York, Pennsylvania and Washington. Accordingly, the occurrence of adverse economic conditions, an adverse regulatory climate, or a disaster in any of these states could have a material adverse effect on Brown & Brown's business, although no such conditions have been encountered in the past.

For the year ended December 31, 2006, approximately 5.3% and 4.9% of Brown & Brown's total revenues were derived from insurance policies underwritten by two separate insurance companies, respectively. For the year ended December 31, 2005, approximately 8.0% and 5.4% of Brown & Brown's total revenues were derived from insurance policies underwritten by the same two separate insurance companies, respectively. Should these insurance companies seek to terminate its arrangement with Brown & Brown, the Company believes that other insurance companies are available to underwrite the business, although some additional expense and loss of market share could possibly result. No other insurance company accounts for 5% or more of Brown & Brown's total revenues.

NOTE 15 Quarterly Operating Results (Unaudited)

Quarterly operating results for 2006 and 2005 were as follows:

(in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2006				
Total revenues	**$230,582**	**$220,807**	**$211,965**	**$214,650**
Total expenses	**$149,146**	**$149,840**	**$146,400**	**$152,577**
Income before income taxes	**$ 81,436**	**$ 70,967**	**$ 65,565**	**$ 62,073**
Net income	**$ 50,026**	**$ 44,431**	**$ 40,270**	**$ 37,623**
Net income per share:				
Basic	**$ 0.36**	**$ 0.32**	**$ 0.29**	**$ 0.27**
Diluted	**$ 0.36**	**$ 0.32**	**$ 0.29**	**$ 0.27**
2005				
Total revenues	$ 202,374	$ 195,931	$ 190,645	$ 196,857
Total expenses	$ 131,861	$ 135,463	$ 134,956	$ 139,397
Income before income taxes	$ 70,513	$ 60,468	$ 55,689	$ 57,460
Net income	$ 43,018	$ 37,033	$ 34,783	$ 35,717
Net income per share:				
Basic	$ 0.31	$ 0.27	$ 0.25	$ 0.26
Diluted	$ 0.31	$ 0.27	$ 0.25	$ 0.25

Quarterly financial information is affected by seasonal variations. The timing of profit-sharing contingent commissions, policy renewals and acquisitions may cause revenues, expenses and net income to vary significantly between quarters.

NOTE 16 Segment Information

Brown & Brown's business is divided into four reportable segments: the Retail Division, which provides a broad range of insurance products and services to commercial, governmental, professional and individual customers; the National Programs Division, which is comprised of two units — Professional Programs, which provides professional liability and related package products for certain professionals delivered through nationwide networks of independent agents, and Special Programs, which markets targeted products and services designated for specific industries, trade groups, public and quasi-public entities, and market niches; the Wholesale Brokerage Division, which markets and sells excess and surplus commercial and personal lines insurance, and reinsurance, primarily through independent agents and brokers; and the Services Division, which provides insurance-related services, including third-party administration, consulting for the workers' compensation and employee benefit self-insurance markets, managed healthcare services and Medicare set-aside services. Brown & Brown conducts all of its operations within the United States of America.

The accounting policies of the reportable segments are the same as those described in Note 1. Brown & Brown evaluates the performance of its segments based upon revenues and income before income taxes. Inter-segment revenues are eliminated.

Summarized financial information concerning Brown & Brown's reportable segments is shown in the following table. The "Other" column includes any income and expenses not allocated to reportable segments and corporate-related items, including the inter-company interest expense charge to the reporting segment.

	Year Ended December 31, 2006					
(in thousands)	Retail	National Programs	Wholesale Brokerage	Services	Other	Total
Total revenues	$ 517,989	$157,448	$163,346	$32,606	$ 6,615	$ 878,004
Investment income	139	432	4,017	45	6,846	11,479
Amortization	19,305	8,718	8,087	343	45	36,498
Depreciation	5,621	2,387	2,075	533	693	11,309
Interest expense	18,903	10,554	18,759	440	(35,299)	13,357
Income before income taxes	145,749	48,560	26,865	7,963	50,904	280,041
Total assets	1,103,107	544,272	618,374	32,554	(490,355)	1,807,952
Capital expenditures	5,952	3,750	2,085	588	2,604	14,979

	Year Ended December 31, 2005					
(in thousands)	Retail	National Programs	Wholesale Brokerage	Services	Other	Total
Total revenues	$ 491,202	$133,930	$127,113	$27,517	$ 6,045	$ 785,807
Investment income	159	367	1,599	—	4,453	6,578
Amortization	19,368	8,103	5,672	43	59	33,245
Depreciation	5,641	1,998	1,285	435	702	10,061
Interest expense	20,927	10,433	12,446	4	(29,341)	14,469
Income before income taxes	128,881	38,385	28,306	6,992	41,566	244,130
Total assets	1,002,781	445,146	476,653	18,766	(334,686)	1,608,660
Capital expenditures	6,186	3,067	1,969	350	1,854	13,426

	Year Ended December 31, 2004					
(in thousands)	Retail	National Programs	Wholesale Brokerage	Services	Other	Total
Total revenues	$461,348	$112,092	$ 41,603	$26,809	$ 5,082	$ 646,934
Investment income	567	139	—	—	2,009	2,715
Amortization	15,314	5,882	757	36	157	22,146
Depreciation	5,734	1,583	508	387	698	8,910
Interest expense	21,846	8,603	1,319	69	(24,681)	7,156
Income before income taxes	113,637	33,930	11,337	6,375	41,670	206,949
Total assets	843,823	359,551	128,699	13,760	(96,316)	1,249,517
Capital expenditures	5,568	2,693	694	788	409	10,152

NOTE 17 Subsequent Events

From January 1, 2007 through March 1, 2007, Brown & Brown acquired the assets and assumed certain liabilities of five insurance intermediaries, a book of business and the outstanding stock of two general insurance agencies. The aggregate purchase price of these acquisitions was $47,569,000, including $40,818,000 of net cash payments, the issuance of $3,869,000 in notes payable and the assumption of $2,882,000 of liabilities. All of these acquisitions were acquired primarily to expand Brown & Brown's core businesses and to attract and obtain high-quality individuals. Acquisition purchase prices are based primarily on a multiple of average annual operating profits earned over a one- to four-year period within a minimum and maximum price range. The initial asset allocation of an acquisition is based on the minimum purchase price, and any subsequent earn-out payment is allocated to goodwill.

As of December 31, 2006, the value of the Rock-Tenn Company investment was $15,181,000. In late January 2007, the stock of Rock-Tenn began trading in excess of $32.00 per share and the Board of Directors authorized the sale of 275,000 shares. We realized a gain of $8,840,000 in excess of our original cost basis. As of February 23, 2007, we have remaining 284,970 shares of Rock-Tenn at a value of $9,891,000. We may sell these remaining shares in 2007.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Brown & Brown, Inc.
Daytona Beach, Florida

We have audited the accompanying consolidated balance sheets of Brown & Brown, Inc. and subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP

Certified Public Accountants
Jacksonville, Florida
March 1, 2007

Management's Report on Internal Control Over Financial Reporting

The Management of Brown & Brown, Inc. and its subsidiaries ("Brown & Brown") is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Securities Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including Brown & Brown's principal executive officer and principal financial officer, Brown & Brown conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In conducting Brown & Brown's evaluation of this effectiveness of its internal control over financial reporting, Brown & Brown has excluded the following acquisitions completed by Brown & Brown during 2006: Axiom Intermediaries, NuQuest Resources, Inc. and Bridge Pointe, Inc., Ideal Insurance Agency, Inc., Monarch Management Corporation and Texas Monarch Management Corporation, Delaware Valley Underwriting Agency, Inc. et al., and ProTexn, Inc. and Best Practices Insurance Agency, Inc. Collectively, these acquisitions represented 8.5% of total assets as of December 31, 2006, 2.5% of total revenue and 1.3% of net income for the year ended. Refer to Note 2 to the Consolidated Financial Statements for further discussion of these acquisitions and their impact on Brown & Brown's Consolidated Financial Statements.

Based on Brown & Brown's evaluation under the framework in *Internal Control — Integrated Framework*, management concluded that internal control over financial reporting was effective as of December 31, 2006. Management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 has been audited by Deloitte & Touche, LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Brown & Brown, Inc.
Daytona Beach, Florida
March 1, 2007





J. Hyatt Brown
Chief Executive Officer

Cory T. Walker
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Brown & Brown, Inc.
Daytona Beach, Florida

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting that Brown & Brown, Inc. and its subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Axiom Intermediaries, NuQuest Resources, Inc. and Bridge Pointe, Inc., Ideal Insurance Agency, Inc., Monarch Management Corporation and Texas Monarch Management Corporation, Delaware Valley Underwriting Agency, Inc. et al., and ProTexn, Inc. and Best Practices Insurance Agency, Inc. (collectively the "2006 Excluded Acquisitions"), which were acquired during 2006 and whose financial statements constitute 8.5% of total assets, 2.5% of revenues and 1.3% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2006. Accordingly, our audit did not include the internal control over financial reporting at the 2006 Excluded Acquisitions. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Report of Independent Registered Public Accounting Firm

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2006 of the Company and our report dated March 1, 2007, expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

Certified Public Accountants
Jacksonville, Florida
March 1, 2007

Performance Graph

The following graph is a comparison of five-year cumulative total stockholder returns for our common stock as compared with the cumulative total stockholder return for the Standard & Poor's 500 Index, and a group of peer insurance broker and agency companies (Aon Corporation, Arthur J. Gallagher & Co., Hilb, Rogal and Hobbs Company, and Marsh & McLennan Companies, Inc.). The returns of each company have been weighted according to such companies' respective stock market capitalizations as of December 31, 2001 for the purposes of arriving at a peer group average. The total return calculations are based upon an assumed $100 investment on December 31, 2001, with all dividends reinvested.


$227.71
$212.22
$200
$162.23
$150
$119.12
$121.08
$100
$100
2001
2002
2003
2004
2005
2006
Brown & Brown, Inc.
Peer Group of Insurance Agents and Brokers
S&P 500 Index

	Period Ending December 31,					
Index (in dollars)	2001	2002	2003	2004	2005	2006
Brown & Brown, Inc.	100.00	119.12	121.08	162.23	227.71	212.22
S&P 500 Index	100.00	76.63	96.85	105.56	108.73	123.54
Peer Group of Insurance Agents and Brokers	100.00	81.85	89.31	72.58	80.09	79.95

We caution that the stock price performance shown in the graph should not be considered indicative of potential future stock price performance.

Shareholder Information

CORPORATE OFFICES
220 South Ridgewood Avenue
Daytona Beach, Florida 32114
(386) 252-9601

3101 West Martin Luther King, Jr. Boulevard
Suite 400
Tampa, Florida 33607
(813) 222-4100

OUTSIDE COUNSEL
Cobb & Cole
150 Magnolia Avenue
Daytona Beach, Florida 32114

Holland & Knight LLP
100 North Tampa Street
Suite 4100
Tampa, Florida 33602

CORPORATE INFORMATION AND
SHAREHOLDER SERVICES
The Company has included, as Exhibits 31.1 and 31.2 and 32.1 and 32.2 to its Annual Report on Form 10-K for the fiscal year 2006 filed with the Securities and Exchange Commission, certificates of the Chief Executive Officer and Chief Financial Officer of the Company certifying the quality of the Company's public disclosure. The Company has also submitted to the New York Stock Exchange a certificate from its Chief Executive Officer certifying that he is not aware of any violation by the Company of New York Stock Exchange corporate governance listing standards.

A copy of the Company's 2006 Annual Report on Form 10-K will be furnished without charge to any shareholder who directs a request in writing to:

Corporate Secretary
Brown & Brown, Inc.
3101 West Martin Luther King, Jr. Boulevard, Suite 400
Tampa, Florida 33607

A reasonable charge will be made for copies of the exhibits to the Form 10-K.

ANNUAL MEETING
The Annual Meeting of Shareholders of Brown & Brown, Inc. will be held:

May 16, 2007
9:00 a.m. (ET)
The Shores Resort
2637 South Atlantic Avenue
Daytona Beach, Florida 32118

TRANSFER AGENT AND REGISTRAR
American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
(866) 668-6550
email: investors@amstock.com
www.amstock.com

INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM
Deloitte & Touche, LLP
One Independent Drive
Suite 2801
Jacksonville, Florida 32202

STOCK LISTING
The New York Stock Exchange Symbol: BRO

Approximate number of shareholders of record as of March 16, 2007 was 1,204. Closing price per share on that date was $27.63.

MARKET PRICE OF COMMON STOCK

	Stock Price Range		Cash Dividends Declared per Share
	High	Low	
2006			
1st Quarter	$33.23	$27.86	$0.0500
2nd Quarter	35.25	28.15	0.0500
3rd Quarter	32.50	27.06	0.0500
4th Quarter	30.77	28.00	0.0600
2005			
1st Quarter	$ 24.27	$ 21.13	$ 0.0400
2nd Quarter	23.75	21.00	0.0400
3rd Quarter	25.39	21.31	0.0400
4th Quarter	31.90	23.85	0.0500

ADDITIONAL INFORMATION
Information concerning the services of Brown & Brown, Inc., as well as access to current financial releases, is available on the Internet. Brown & Brown's address is www.bbinsurance.com.

designed and produced by **see see eye** / Atlanta

Year Ended December 31,					
2002	2001	2000	1999	1998	1997
$ 452,289	$ 359,697	$ 258,309	$ 231,437	$ 211,722	$ 188,366
2,945	3,686	4,887	3,535	4,350	5,431
508	1,646	2,209	2,551	718	2,315
455,742	365,029	265,405	237,523	216,790	196,112
224,755	187,653	149,836	131,270	119,879	111,277
3,823	1,984	483	1,263	732	176
66,554	56,815	44,372	41,893	41,228	38,043
14,042	15,860	9,226	8,343	6,329	6,057
7,245	6,536	6,158	5,892	5,216	4,764
4,659	5,703	1,266	1,360	1,233	1,684
321,078	274,551	211,341	190,021	174,617	162,001
134,664	90,478	54,064	47,502	42,173	34,111
49,271	34,834	20,146	18,331	16,179	13,408
2,271	1,731	1,125	900	848	862
$ 83,122	$ 53,913	$ 32,793	$ 28,271	$ 25,146	$ 19,841
49.3%	51.4%	56.5%	55.3%	55.3%	56.7%
14.6%	15.6%	16.7%	17.6%	19.0%	19.4%
$ 0.61	$ 0.43	$ 0.26	$ 0.23	$ 0.20	$ 0.16
136,086	126,444	124,182	123,310	123,048	122,534
$ 0.1000	$ 0.0800	$ 0.0675	$ 0.0575	$ 0.0513	$ 0.0442
$ 754,349	$ 488,737	$ 324,677	$ 286,416	$ 285,028	$ 254,636
$ 57,585	$ 78,195	$ 10,660	$ 10,905	$ 24,522	$ 15,993
$ 391,590	$ 175,285	$ 118,372	$ 100,355	$ 82,073	$ 72,377
136,356	126,388	124,328	123,178	123,582	122,690
3,384	2,921	2,143	2,016	2,063	1,869
$ 144,565	$ 144,166	$ 127,629	$ 116,461	$ 110,270	$ 105,069
$ 2.87	$ 1.39	$ 0.95	$ 0.81	$ 0.66	$ 0.59
$ 16.16	$ 13.65	$ 8.75	$ 4.79	$ 4.37	$ 3.72
26.49	32.12	33.02	20.83	21.30	23.23
47%	46%	33%	34%	35%	33%

TEN-YEAR STATISTICAL SUMMARY

(in thousands, except per share data, percentages and Other Information)	2006	2005	2004	2003
REVENUES				
Commissions and fees	$ 864,663	$ 775,543	$ 638,267	$ 545,287
Investment income	11,479	6,578	2,715	1,428
Other income, net	1,862	3,686	5,952	4,325
Total revenues	878,004	785,807	646,934	551,040
EXPENSES				
Compensation and benefits	404,891	374,943	314,221	268,372
Non-cash stock-based compensation	5,416	3,337	2,625	2,272
Other operating expenses	126,492	105,622	84,927	74,617
Amortization expense	36,498	33,245	22,146	17,470
Depreciation expense	11,309	10,061	8,910	8,203
Interest expense	13,357	14,469	7,156	3,624
Total expenses	597,963	541,677	439,985	374,558
Income before income taxes and minority interest	280,041	244,130	206,949	176,482
Income taxes	107,691	93,579	78,106	66,160
Minority interest, net of tax	–	–	–	–
Net income	$ 172,350	$ 150,551	$ 128,843	$ 110,322
Compensation and benefits as percent of total revenue	46.1%	47.7%	48.6%	48.7%
Operating expenses as percent of total revenue	14.4%	13.4%	13.1%	13.5%
EARNINGS PER SHARE INFORMATION				
Net income per share – diluted	$ 1.22	$ 1.08	$ 0.93	$ 0.80
Weighted average number of shares outstanding – diluted	141,020	139,776	138,888	137,794
Dividends paid per share	$ 0.2100	$ 0.1700	$ 0.1450	$ 0.1213
YEAR-END FINANCIAL POSITION				
Total assets	$1,807,952	$1,608,660	$1,249,517	$ 865,854
Long-term debt	$ 226,252	$ 214,179	$ 227,063	$ 41,107
Shareholders' equity	$ 929,345	$ 764,344	$ 624,325	$ 498,035
Total shares outstanding	140,016	139,383	138,318	137,122
OTHER INFORMATION				
Number of full-time equivalent employees	4,733	4,540	3,960	3,517
Revenue per average number of employees	$ 189,368	$ 184,896	$ 173,046	$ 159,699
Book value per share	$ 6.64	$ 5.48	$ 4.51	$ 3.63
Stock price at year end (closing price)	$ 28.21	$ 30.54	$ 21.78	$ 16.31
Stock price earnings multiple	23.12	28.28	23.41	20.38
Return on beginning shareholders' equity	23%	24%	26%	28%

NOTE: All share and per-share information has been adjusted to give effect to the 3-for-2, 2-for-1, 2-for-1, & 2-for-1 common stock splits which became effective February 27, 1998, August 9, 2000, November 21, 2001 and November 28, 2005, respectively.

Brown & Brown INSURANCE ®

www.bbinsurance.com



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